SHARE PURCHASE AGREEMENT

BETWEEN

SINO GOLD MINING PTY LIMITED

AND

ELDORADO GOLD CORPORATION

AND

SHANGHAI SHENGWEI MINING INVESTMENT CO., LTD.

AND

YINTAI RESOURCES CO., LTD.

DATED AS OF MAY 16 2016

256815.00117/90718784.8

TABLE OF CONTENTS

SHARE PURCHASE AGREEMENT

THIS AGREEMENT is dated the 16 day of May, 2016.

BETWEEN: **SINO GOLD MINING PTY LIMITED**, ACN 093 518 579 a company existing under the laws of New South Wales, Australia

("**Sino Gold**")

AND: **ELDORADO GOLD CORPORATION**, a company existing under the laws of Canada

("**ELD**")

AND: **SHANGHAI SHENGWEI MINING INVESTMENT CO., LTD.**, a company existing under the laws of the PRC

(the "**Purchaser**")

AND: **YINTAI RESOURCES CO., LTD.**, a company existing under the laws of the PRC

(the "**Guarantor**")

WHEREAS:

A. Sino Gold is the legal and beneficial holder of:

(a) all of the issued and outstanding shares in the capital of Sino Gold BMZ Limited ("**SG BMZ**"), comprising 1,000 fully paid ordinary shares in SG BMZ as at the Execution Date (the "**SG BMZ Shares**");

(b) 7,895 issued and outstanding shares (the "**SG Tenya Shares**") in the capital of Sino Gold Tenya (HK) Limited ("**SG Tenya**");

(c) all of the issued and outstanding shares in the capital of TJS Limited ("**TJS**"), comprising 1 fully paid common share in TJS as at the Execution Date (the "**TJS Shares**").

B. Sino Gold is Controlled by ELD.

C. The Purchaser wishes to purchase from Sino Gold, and Sino Gold wishes to sell to the Purchaser, the Subject Shares on the terms and conditions detailed in this Agreement.

D. The Purchaser has provided to Sino Gold a confirmation issued by the NDRC on the project information report submitted by the Purchaser for the execution of this Agreement.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the Parties agree as follows:

PART 1
INTERPRETATION

1.1 Definitions

In this Agreement the following words and phrases have the following meanings:

(a) **"Accountant's Determination"** has the meaning given in Section 11.2;

(b) **"Acquisition"** means the acquisition, by the Purchaser from Sino Gold, of the Subject Shares on the terms and conditions set forth herein;

(c) **"Advisors"** has the meaning given in Section 10.9(a);

(d) **"Affiliate"**, with respect to any specified Person at any time, means each Person directly, or indirectly through one or more intermediaries:

(i) Controlling;

(ii) Controlled by; or

(iii) under direct or indirect common Control with,

such specified Person at such time;

(e) **"Agreement"** means this Share Purchase Agreement, the Data Room index detailed in Section 2.2(a) and all of the schedules attached hereto, as it may from time to time be duly supplemented or amended;

(f) **"Applicable Laws"** means, with respect to any Person, any statute, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree or other requirement of any Governmental Authority, whether domestic or foreign, national or local, applicable to such Person or any of its Affiliates or any of their respective properties and assets;

(g) **"Applicable Tax Authority"** means the PRC tax authority having jurisdiction in respect of the application of the Indirect Tax Guidance to a Constituent Sale;

(h) **"Authorization"** means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, award, determination, direction, decision, decree, bylaw, rule or regulation and includes any Environmental Authorization;

(i) **"Business Day"** means any day, other than Saturday, Sunday or a statutory holiday in:

(i) Vancouver, Canada;

(ii) Sydney, Australia;

(iii) Beijing, PRC;

(iv) Hong Kong;

(v) Cayman Islands; or

(vi) Barbados;

(j) **"Cash Amount"** at a particular time, means the Sino Gold Proportionate Interest in the aggregate amount of cash, cash equivalents and term deposits (but not cash bonds or deposits posted as security for reclamation obligations):

(i) in the possession of the SGM Group members; or

(ii) on deposit to the credit of the SGM Group members in bank accounts maintained by SGM Group members,

net of Debt, which amount is expressed in US$, on a basis consistent with the SGM Group Trial Balance and a sample determination of which is attached hereto as Schedule L;

(k) **"Cash Deficiency"** has the meaning given in Section 11.1(d);

(l) **"Cash Increase"** has the meaning given in Section 11.1(c);

(m) **"CDH"** means CDH Fortune II Limited, a limited company incorporated under the laws of the British Virgin Islands;

(n) **"CDH Interest"** means the 21.05% interest of CDH in SG Tenya;

(o) **"CDH Purchase"** means the acquisition of the CDH Interest, by:

(i) the Purchaser; or

(ii) one or more Affiliates of the Purchaser;

from CDH on the CDH Terms;

(p) **"CDH Terms"** means a share purchase agreement:

(i)

(ii) [REDACTED: TERMS]

(A)

(B)

(q) **"Claim"** means any claim, demand, action, cause of action, damage, loss, cost, liability or expense, including, without limitation, reasonable professional fees and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing;

(r) **"Closing"** means the closing of the Acquisition;

(s) **"Closing Cash Consideration"** means $600,000,000:

(i) plus the Pre-Closing Cash Amount; and

(ii) plus or minus, respectively, the amount by which the Pre-Closing Working Capital Amount exceeds $20,500,000 or is less than $18,500,000;

(t) "**Closing Date**" has the meaning given in Section 2.5;

(u) "**Closing Date Cash Amount**" means the Cash Amount as at the Closing Date;

(v) "**Closing Date Working Capital Amount**" means the Working Capital Amount as at the Closing Date;

(w) "**Confidentiality Agreement**" means, collectively the:

(i) December 30, 2014 confidentiality agreement between and ELD, executed by and ELD; [REDACTED: NAMES]

(ii) April 24, 2015 confidentiality agreement between the Guarantor and ELD, executed by the Guarantor and ELD;

(iii) April 29, 2015 letter from the Guarantor to ELD, regarding the confidentiality agreement referenced in subsection (i) above, executed by the Guarantor and ELD; and

(iv) November 24, 2015 letter from ELD to the Guarantor, regarding the confidentiality agreement referenced in subsection (ii) above, executed by the Guarantor and ELD;

(x) "**Confidential Information**" includes:

(i) the existence of this Agreement;

(ii) the contents of this Agreement;

(iii) any instruments referred to or contemplated by this Agreement;

(iv) the fact of the Acquisition;

(v) all information concerning or relating to the Acquisition of which a Party becomes aware; and

(vi) any information exchanged between the Parties, including information with respect to ELD, Sino Gold, any Affiliate of ELD (including any member of the SGM Group), any SGM Group Asset and any SGM Group Business, whether or not in the Data Room;

but shall not include any such information which has been or becomes publicly disclosed by ELD or an affiliate of ELD, other than an SGM Group member;

(y) "**Constituent Sale**" means the sale hereunder of the Subject Shares in the capital of a single Subject Company;

(z) "**Control**" when used to indicate a relationship with any Person means the possession of the power, in law or in fact, to direct or cause the direction of the management and policies of a Person, whether through legal and beneficial ownership of a majority of voting securities or other equity interests, by agreement or otherwise and "**Controls**", "**Controlled**" and "**Controlling**" have the correlative meanings;

(aa) "**Cut Off Date**" means SEPTEMBER 16, 2016;

(bb) "**Currency Exchange Protocol**" means the conversion of a US$ amount into RMB equivalent amount using the median rate between RMB and US$, as published by the People's Bank of China as at the commencement of business on the Business Day prior to such amount coming due and payable;

(cc) "**Data Room**" means, collectively, that specific material contained in the:

(i) virtual data room established by ELD and available for the Purchaser to access beginning January 1, 2015 and from time to time thereafter; and

(ii) physical data room, to which representatives of the Purchaser had access from June 18, 2015 to and including June 24, 2015,

as amended from time to time and only if listed in the index initialled by Sino Gold and the Purchaser prior to the Execution Date;

(dd) "**Deadline**" means June 10, 2016;

(ee) "**Debt**" means all:

(i) borrowings from any Person (not including an SGM Group member) other than the Entrusted Loans; and

(ii) unpaid dividends declared by any Operating Company to a shareholder other than an SGM Group member;

(ff) "**Deposit**" means, subject to Section 10.10, the principal sum of the RMB equivalent of $30,000,000 (calculated on the basis of the Currency Exchange Protocol), provided that for the purpose of Section 14.2, unless otherwise specifically provided, includes such amount plus accrued interest, if any;

(gg) "**Deposit Escrow Agent**", subject to Section 10.10, refers to the Escrow Agent under the Deposit Escrow Document;

(hh) "**Deposit Escrow Document**" means, subject to Section 10.10, a document substantially in the form attached as Schedule O;

(ii) "**Deposit Release Notice**" means, subject to Section 10.10, a '*Joint Release Notice*', a '*Party B Release Notice*' or a '*Party A Release Notice*', as defined in and given under the Deposit Escrow Document;

(jj) "**EBD**" means the business department in ELD responsible for the development of new business opportunities in the PRC;

(kk) **"ELD"** means Eldorado Gold Corporation;

(ll) **"ELD Public Documents"** means all documents or information filed on SEDAR by ELD under the name 'Eldorado Gold Corporation' from December 24, 2009 to the Execution Date;

(mm) **"ELD Rep"** means any representation or warranty made by ELD pursuant to Section 5.1;

(nn) **"ELD Senior Management"** means ELD's:

[REDACTED: LIST OF MANAGEMENT]

(oo) **"Encumbrance"** means any mortgage, charge, pledge, hypothecation, security interest, lien, easement, right-of-way, encroachment, covenant, condition, right of re-entry, lease, license, assignment, option, Claim or encumbrance of whatever kind or nature, whether or not registered or registrable;

(pp) **"Entrusted Loans"** means those loans documented by loan agreements dated November 22, 2010, January 15, 2011, May 20, 2011, June 4, 2012, September 12, 2012 and May 27, 2013 between the Heihe JV, ! i, as the lender, and Qinghai Dachaidan Mining Limited as the entrusting party, as such loans may be extended or amended by the Entrusted Loan Amendments. [REDACTED: NAME]

(qq) **"Entrusted Loan Amendments"** means the planned amendment of the Entrusted Loans, extending the maturity of:

(i) five (5) of the Entrusted Loans to June 1, 2017; and

(ii) one (1) of the Entrusted Loans to September 29, 2017;

(rr) **"Environmental Law"** means any Applicable Law relating to:

(i) the protection of the environment or any species or organisms that make use of it, including those pertaining to the use, storage, disposal, treatment, labelling, transport, handling, presence or discharge of Hazardous Substances; or

(ii) public or occupational health or safety;

(ss) **"Environmental Authorizations"** means any Authorizations issued or granted pursuant to Environmental Laws;

(tt) **"Escrow Agents"** means collectively, the Deposit Escrow Agent and the Tax Escrow Agent;

(uu) **"Escrow Documents"** means collectively, the Deposit Escrow Document and the Tax Escrow Document;

(vv) **"Escrowed Funds"** means the funds paid to the Tax Escrow Agent pursuant to Section 2.7(d), Section 11.5(b)(i) or Section 17.2(e)(ii)(B);

(ww) **"Estimated Tax Amount"** has the meaning given in Section 17.2(c);

(xx) **"Estimated Cash Amount"** means the Cash Amount, calculated in respect of a completed month end;

(yy) **"Estimated Working Capital Amount"** means the Working Capital Amount, calculated in respect of a completed month end;

(zz) **"Excluded Claim"** means any Sino Gold Claim based upon fraud or a breach of the Sino Gold Rep given pursuant to Sections 4.1(a), 4.1(b), 4.1(c), 4.1(e), 4.1(f), 4.1(h), 4.1(i), 4.1(j), 4.1(m) or 4.1(dd);

(aaa) **"Execution Date"** means the date of this Agreement;

(bbb) **"Existing State of the Mines"** means the environmental and physical state of the Operations as of the Closing Date;

(ccc) **"Financial Statements"** means, collectively:

(i) the audited annual non-consolidated financial statements of TJS included in the Data Room and watermarked "Y", which statements comprise:

(A) non-consolidated statements of financial position;

(B) non-consolidated statements of income;

(C) non-consolidated statements of cash flows; and

(D) non-consolidated statements of changes in shareholder's equity,

together with notes thereon, for the years ended December 31, 2015, December 31, 2014 and December 31, 2013 prepared in accordance with IFRS for Small and Medium sized Entities and expressed in US$;

(ii) the audited annual financial statements of Qinghai Dachaidan Mining Ltd. included in the Data Room and watermarked "Y", which statements comprise:

(A) balance sheets;

(B) income statements; and

(C) statements of cash flows,

together with notes thereon, for the years ended December 31, 2015, December 31, 2014 and December 31, 2013 prepared in accordance with Chinese Accounting Standards for Business Enterprises and expressed in Renminbi;

(iii) the audited annual non-consolidated financial statements of SGM BMZ included in the Data Room and watermarked "Y", which statements comprise:

(A) non-consolidated statements of financial position;

(B) non-consolidated statements of income/(loss);

(C) non-consolidated statements of cash flows; and

(D) non-consolidated statements of changes in shareholder's equity,

together with notes thereon, for the years ended December 31, 2015, December 31, 2014, and December 31, 2013 prepared in accordance with IFRS for Small and Medium sized Entities and expressed in US$;

(iv) the audited annual financial statements of Sino Gold Jilin BMZ Mining Limited included in the Data Room and watermarked "Y", which statements comprise:

(A) balance sheets;

(B) income statements;

(C) statements of cash flows; and

(D) statements of changes in owner's equity,

together with notes thereon, for the years ended December 31, 2015, December 31, 2014 and December 31, 2013 prepared in accordance with Chinese Accounting Standards for Business Enterprises and expressed in Renminbi;

(v) the unaudited annual balance sheets, income statements and cash-flow statements of SG Tenya for the years ended December 31, 2015, and December 31, 2014, included in the Data Room and watermarked "Y", prepared in accordance with IFRS and expressed in US$;

(vi) the unaudited annual balance sheets, income statements and cash-flow statements of Rockmining Group Company Limited for the years ended December 31, 2015, and December 31, 2014 included in the Data Room and watermarked "Y", prepared in accordance with IFRS and expressed in US$;

(vii) the audited annual financial statements of Heihe JV included in the Data Room and watermarked "Y", which statements comprise:

(A) balance sheets;

(B) income statements;

(C) statements of cash flows; and

(D) statements of changes in owner's equity,

together with notes thereon, for the years ended December 31, 2015, December 31, 2014 and December 31, 2013 prepared in accordance with Chinese Accounting Standards for Business Enterprises and expressed in Renminbi;

(viii) the audited annual financial statements of Eldorado Gold Jilin Jincheng Mining Limited included in the Data Room and watermarked "Y", which statements comprise:

(A) balance sheets; and

(B) statements of cash flows,

together with notes thereon, for the years ended December 31, 2015, December 31, 2014 and December 31, 2013 prepared in accordance with Chinese Accounting Standards for Business Enterprises and expressed in Renminbi;

(ix) the audited annual financial statements of Eldorado Gold Baishan Hanwang Xiaoshiren Mining Limited included in the Data Room and watermarked "Y", which statements comprise:

(A) balance sheets;

(B) income statement;

(C) statements of cash flows; and

(D) statements of changes in owner's equity (for the years ended December 31, 2015 and December 31, 2014 only),

together with notes thereon, for the years ended December 31, 2015, December 31, 2014 and December 31, 2013 prepared in accordance with Chinese Accounting Standards for Business Enterprises and expressed in Renminbi;

(x) A Trial Balance dated March 31, 2016 in respect of each of the SGM Group members.

(ddd) **"Governmental Authority"** means any federal, central, provincial, state, municipal, county or regional governmental or quasi-governmental authority, domestic or foreign, and includes any ministry, department, commission, bureau, board, administrative or other agency, regulatory body or instrumentality thereof, including, without limitation,

any securities commission, stock exchange or other securities regulatory authority, whether a self-regulating body or otherwise;

(eee) **"Guarantee Approval"** means the authorization or approval by the shareholders of the Guarantor of the granting of the guarantee detailed in Section 12.1 and 12.2;

(fff) **"Guarantee Notice"** means a Notice including evidence, in a form satisfactory to Sino Gold acting reasonably, notifying Sino Gold that the Guarantee Approval has been obtained;

(ggg) **"Guarantor"** means Yintai Resources Co., Ltd.;

(hhh) **"Guarantor Rep"** means any representation or warranty made by the Guarantor pursuant to Section 7.1;

(iii) **"Hazardous Substances"** means any substances or materials which are toxic, hazardous or deleterious, and defined as such under Environmental Law, or that are otherwise prohibited or controlled by Environmental Law;

(jjj) **"Heihe JV"** means Heihe Rockmining Industry Development Ltd.;

(kkk) **"IFRS"** means, at any given date, International Financial Reporting Standards as issued by the International Accounting Standards Board, which include standards and interpretations adopted by the International Accounting Standards Board, applied on a consistent basis;

(lll) **"Indirect Transfer Guidance"** means the State Administration of Taxation Announcement Regarding Certain Enterprise Income Tax Matters on Indirect Transfers of Properties by Non-Resident Enterprises (关于非居民企业间接转让财产企业所得税若干问题的公告) (Announcement [2015] No. 7), as may be amended or supplemented from time to time, and any superseding law, regulation or rule on the tax treatment of indirect transfers of Chinese taxable property, and any other relevant PRC law, regulation or rule regarding anti-avoidance of PRC Tax;

(mmm) **"Information Technology"** means computer software;

(nnn) **"Intellectual Property"** means patents, copyrights, trademarks, industrial designs, design patents, trade secrets and any similar rights and any other proprietary rights relating thereto;

(ooo) **"International Jurisdiction"** means a country other than Canada or the United States;

(ppp) **"Initial Dispute Period"** has the meaning given in Section 11.8(a);

(qqq) **"JV Documents"** means the joint venture contracts and articles of association governing the Operating Companies and Eldorado Gold Jilin Jincheng Mining Limited included in the Data Room and watermarked "Y";

(rrr) **"Latest Trial Balance"**, at a particular time, means the most recent SGM Group Trial Balance at that time;

(sss) **"Legal Representative"** means the person appointed to act on behalf of a company pursuant to Article 38 of the General Principles of Civil Law of the PRC;

(ttt) **"Loss"** means any damage, losses, liabilities, damages, costs, charges and expenses;

(uuu) **"Material Adverse Effect"** means any result, occurrence, change, event or effect (or collection thereof) which may reasonably be considered to have (or is likely to have) a material and adverse effect, on an ongoing basis, on the business operations, financial condition, results of operations, assets, liabilities or capitalization of the SGM Group and which has not been cured on or before Closing, except to the extent resulting from:

(i) changes to credit markets, equity markets and commodity markets;

(ii) changes to the weighted average cost of capital of either the Guarantor or ELD;

(iii) changes to general economic, business, regulatory, political or market conditions or in national or global financial or capital markets (including any moratorium, suspension or restriction in or on trading in securities generally, including on the Toronto Stock Exchange, the Hong Kong Stock Exchange, the New York Stock Exchange, the NASDAQ Global Market, the London Stock Exchange, the Tokyo Stock Exchange, the Shanghai Stock Exchange or the Shenzhen Stock Exchange) that do not have a materially disproportionate effect on the SGM Group;

(iv) changes affecting the worldwide gold mining industry in general and which does not have a materially disproportionate effect on the SGM Group;

(v) changes in the price of gold or currency exchange rates;

(vi) any adoption, proposal, implementation or change in the application of Applicable Laws (other than PRC laws) or the interpretation of any such Applicable Laws by any Governmental Authority that does not have a materially disproportionate effect on the SGM Group;

(vii) any adoption, proposal, implementation or change in application of Applicable Laws in the PRC or any interpretation of Applicable Laws by any Governmental Authority in the PRC;

(viii) any change in exchange controls;

(ix) any change in:

(A) accounting rules or rules in Canada, Australia, the PRC or anywhere; or

(B) IFRS,

or the interpretation thereof;

(x) any declaration of a national or international emergency or act of war, outbreak or escalation of hostilities (whether or not war is declared), calamity, crisis, epidemic, pandemic, outbreak of infectious disease, economic sanctions, act of terrorism in or affecting Canada, the PRC, Australia, Hong Kong, the United States of America, the European Union (or any member thereof), Cayman Islands

or Barbados, that in each case does not have a materially disproportionate effect on the SGM Group;

(xi) any general moratorium on commercial banking activities in any of those jurisdictions referenced in Section 1.1(uuu)(x) or any disruption in commercial banking or foreign exchange trading or securities settlement or clearance services, procedures or matters in any of those jurisdictions that do not have a materially disproportionate effect on the SGM Group;

(xii) any act of civil unrest at the local communities in and around the location of the Operations;

(xiii) any labour activities or work stoppages;

(xiv) any action taken by ELD, Sino Gold or any Affiliate of ELD (including any member of the SGM Group) which is required to be taken in response to a request or order from any relevant government authority, body or organization including any such authority, body or organization in Canada, Australia, Hong Kong, the United States of America, Cayman Islands or Barbados, excluding any such authority, body or organization in the PRC that does not have a materially disproportionate effect on the SGM Group;

(xv) any action taken by ELD, Sino Gold, or any Affiliate of ELD (including any member of the SGM Group) which is required to be in response to a request or order from any relevant government authority, body or organization in the PRC;

(xvi) any action taken by ELD, Sino Gold, or any Affiliate of ELD (including any member of the SGM Group) which is required to be taken pursuant to this Agreement;

(xvii) the execution, performance or announcement of this Agreement; or

(xviii) any action taken or omitted to be taken:

(A) at the written request of the Purchaser; or

(B) with the written consent of the Purchaser;

provided that any diminution in the value of the SGM Group based solely on market fluctuations in the ELD share price shall not constitute a Material Adverse Effect;

(vvv) **"MI 61-101"** means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions - of the Canadian Securities Administrators and any instrument in succession thereto;

(www) **"MI 62-104"** means Multilateral Instrument 62-104 – Takeover Bids and Issuer Bids - of the Canadian Securities Administrators and any instrument in succession thereto;

(xxx) **"Mining Concessions"** means interests in mineral title issued by the relevant Government Authorities, including claims, concessions, exploration licences, exploitation licences and mining leases;

(yyy) **"Misrepresentation"** means:

(i) a materially untrue statement of a material fact; or

(ii) an omission to state a material fact that is:

(A) required to be stated; or

(B) necessary,

to prevent a statement that is made from being materially false or materially misleading in the circumstances in which it was made;

(zzz) **"NDRC"** means the PRC National Development and Reform Commission;

(aaaa) **"Nominated Resolver"** means Deloitte LLP;

(bbbb) **"Notice"** means any notice or other communication under this Agreement;

(cccc) **"Operating Companies"** means Heihe JV, Qinghai Dachaidan Mining Ltd. and Sino Gold Jilin BMZ Mining Limited;

(dddd) **"Operations"** means, collectively, the White Mountain and Tanjianshan mining operations and the Eastern Dragon development project, including all open pits, underground facilities, processing and other operational facilities, tailings dams and impoundment facilities, waste rock dumps, camps and administration buildings, roads and all other facilities and improvements directly or indirectly involved therein;

(eeee) **"Parties"** means Sino Gold, ELD, the Purchaser and the Guarantor;

(ffff) **"PCMLA"** means the *Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada)*;

(gggg) **"Person"** means any natural person, corporation, partnership, joint venture, unincorporated association, unincorporated syndicate, unincorporated organization, trust, government, Governmental Authority, trustee, executor, administrator, legal representative or any other entity, whether acting in an individual, fiduciary or other capacity;

(hhhh) **"Personal Information"** means any information obtained or possessed by the SGM Group regarding an individual, including an employee, that falls within the scope of the term of "*personal information*" or a similar defined term under:

(i) any applicable privacy legislation; or

(ii) other legislation of comparable intent;

(iiii) **"PRC"** means the People's Republic of China and, for the purpose of this Agreement only, excluding Hong Kong, Macau and Taiwan;

(jjjj) **"Pre-Closing Cash Amount"** has the meaning given pursuant in Section 2.6(a);

(kkkk) **"Pre-Closing Working Capital Amount"** means the Estimated Working Capital Amount, in respect of which Notice, pursuant to Section 10.1(d), has been most recently given prior to Closing;

(llll) **"Privileged Material"** has the meaning given in Section 10.9(b);

(mmmm) **"Privileged Matters"** has the meaning given in Section 10.9(a);

(nnnn) **"Proceeding"** means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any:

(i) Court;

(ii) other Governmental Authority;

(iii) arbitrator; or

(iv) arbitration panel;

(oooo) **"Proposed Adjustment Notice"** has the meaning given in Section 11.4(c);

(pppp) **"Purchase Price"** means the Closing Cash Consideration, subject only to the adjustments specifically provided for pursuant to Sections 8.11 and 11.1;

(qqqq) **"Purchaser"** means Shanghai Shengwei Mining Investment Co., Ltd.;

(rrrr) **"Purchaser Related Parties"** means:

(i) all Affiliates of the Purchaser or Guarantor; and

(ii) any Person acting jointly or in concert with the Purchaser or Guarantor or any of their Affiliates,

and, for the purposes of this definition, Affiliates of the Purchaser also include all holders of the Purchaser's securities at the relevant time;

(ssss) **"Purchaser Rep"** means any representation or warranty made by the Purchaser pursuant to Section 6.1;

(tttt) **"Purchaser's Advisors"** means the Persons advising the Purchaser in respect of the Acquisition, including the Purchaser's solicitors, investment bankers, accountants, representatives and prospective lenders;

(uuuu) **"Purchaser's Required Approvals"** means the approvals required by the Purchaser for the Closing, as set out in Schedule I;

(vvvv) **"Purposes"** has the meaning given in Section 10.9(e)(i);

(wwww) **"Regulation S"** means Regulation S under the 1933 Act;

(xxxx) **"Required Approvals"** means the Sino Gold Required Approvals, the Purchaser's Required Approvals or the Transaction Required Approval, as the case may be;

(yyyy) **"Resolver"** means the Person charged, if required hereunder, with determining the Closing Date Working Capital Amount and/or the Closing Date Cash Amount;

(zzzz) **"Review Period"** has the meaning given in Section 11.4(a);

(aaaaa) **"SAT"** means the PRC State Administration of Taxation;

(bbbbb) **"SEDAR"** means the system for electronic document analysis and retrieval of the Canadian Securities Administrators;

(ccccc) **"SG BMZ"** has the meaning given in Recital A;

(ddddd) **"SG BMZ Shares"** has the meaning given in Recital A;

(eeeee) **"SGM Group"** means, collectively, the SGM Subsidiaries;

(fffff) **"SGM Group Assets"** means the rights, properties and assets of the SGM Group, whether or not:

(i) real or personal;

(ii) tangible or intangible; or

(iii) owned, leased or licensed,

including the interests of the SGM Group in the SGM Group Property, the SGM Group Equipment, SGM Group Information Technology Interests, the SGM Group Intellectual Property Interests and the SGM Group Material Contracts;

(ggggg) **"SGM Group Business"** means the business carried on by the SGM Group in respect of the SGM Group Property as of the Execution Date, including mineral exploration, development and mining;

(hhhhh) **"SGM Group Equipment"** means the supplies, machinery and equipment and other tangible personal property owned by SGM Group members and having an individual net book value in excess of $100,000;

(iiiii) **"SGM Group Information Technology Interests"** means the interest of any SGM Group member in any Information Technology;

(jjjjj) **"SGM Group Intellectual Property Interests"** means the interest of any SGM Group member in any Intellectual Property which is material to the SGM Group Business;

(kkkkk) **"SGM Group Material Contracts"** means the JV Documents, the SG Tenya Shareholders Agreement and the agreements to which any SGM Group member is a party which pertain to:

(i) performance of any right or obligation by any party to such agreement:

(A) which may occur over a period of time greater than a rolling 12 month period; and

(B) with a value of greater than $1,000,000;

or

(ii) an aggregate expenditure, receipt or transfer or other disposition of property with a value of greater than $1,000,000;

(lllll) "**SGM Group Mining Concessions**" means the Mining Concessions owned or held by the SGM Group members;

(mmmmm) "**SGM Group Pending Application**" means an application pertaining and material to the SGM Group Business, made by an SGM Group member to a Governmental Authority, in relation to an Authorization or a Mining Concession, in respect of which application a final determination remains pending as at the Execution Date, but does not include any application made by EBD;

(nnnnn) "**SGM Group Properties**" means the SGM Group Mining Concessions and the SGM Group Real Property as well as all structures and improvements located thereon or within;

(ooooo) "**SGM Group Projects**" means the projects of the SGM Group in the PRC, including and in respect of the SGM Group Property;

(ppppp) "**SGM Group Real Property**" means the interest of any SGM Group member in any real property;

(qqqqq) "**SGM Group SAP/Excel Data**" means the:

(i) SAP financial data; or

(ii) Excel financial data,

specifically relevant to each member of the SGM Group, in each case for the two (2) years preceding the Closing Date;

(rrrrr) "**SGM Group Trial Balance**" means the collective Trial Balances of each of the SGM Group members;

(sssss) "**SGM Subsidiaries**" means SG BMZ, TJS, Qinghai Dachaidan Mining Ltd., Eldorado Gold Jilin Jincheng Mining Limited, SG Tenya, Sino Gold Jilin BMZ Mining Limited, Rockmining Group Company Limited, Eldorado Gold Baishan Hanwang Xiaoshiren Mining Ltd. and Heihe JV;

(ttttt) "**SG Tenya**" has the meaning given in Recital A;

(uuuuu) "**SG Tenya Shares**" has the meaning given in Recital A;

(vvvvv) "**SG Tenya Shareholders Agreement**" means that shareholders agreement relating to SG Tenya, between Sino Gold, CDH and SG Tenya, dated March, 2014;

(wwwww) **"Sino Gold"** means Sino Gold Mining Pty Limited ACN 093 518 579;

(xxxxx) **"Sino Gold Claim"** means a Claim by the Purchaser or any of its Affiliates against Sino Gold, ELD or any of their Affiliates (other than members of the SGM Group);

(yyyyy) **"Sino Gold Proportionate Interest"**, in respect of an amount, means the direct or indirect interest of Sino Gold in such amount, taking into account the percentage of direct or indirect interest of Sino Gold in each member of the SGM Group;

(zzzzz) **"Sino Gold Related Parties"** means:

(i) all Affiliates of Sino Gold or ELD; and

(ii) any Person acting jointly or in concert with Sino Gold or ELD or any of their Affiliates;

(aaaaaa) **"Sino Gold Rep"** means any representation or warranty made by Sino Gold pursuant to Section 4.1;

(bbbbbb) **"Sino Gold Required Approvals"** means the approvals required by Sino Gold for the Closing, as detailed in Schedule J;

(cccccc) **"Subject Companies"** means, collectively, SG BMZ, SG Tenya and TJS;

(dddddd) **"Subject Shares"** means, collectively, the SG BMZ Shares, the SG Tenya Shares and the TJS Shares;

(eeeeee) **"Transaction Required Approval"** means the approval required by the Parties for the Closing, as detailed in Schedule K;

(ffffff) **"Tax"** has the meaning given in Section 17.2(a);

(gggggg) **"Tax Assessment"** has the meaning given in Section 17.2(e);

(hhhhhh) **"Tax Escrow Agent"** has the meaning given in the Tax Escrow Document;

(iiiiii) **"Tax Escrow Document"** means the deed attached as Schedule R;

(jjjjjj) **"Tax Payment Certificate"** means a certificate or similar instrument issued by an Applicable Tax Authority evidencing payment of some or all of the Tax Payable;

(kkkkkk) **"Tax Payable"** has the meaning given in Section 17.2(e);

(llllll) **"Tax Release Notice"** means a 'Release Notice' as defined in and given under the Tax Escrow Document;

(mmmmmm) **"TJS"** has the meaning given in Recital A;

(nnnnnn) **"TJS Shares"** has the meaning given in Recital A;

(oooooo) **"Trial Balance"** means a trial balance (a report listing the debit and credit balances of its general ledger accounts at a particular time in US$), the amounts being in accordance with ELD accounting policies;

(pppppp) **"Working Capital Amount"** means, at a particular time, the Sino Gold Proportionate Interest in the sum of the SGM Group's:

(i) current receivables; plus

(ii) inventory; minus

(iii) current accounts payable and accrued liabilities;

calculated in US$, based on the SGM Group Trial Balance at that particular time and a sample calculation, illustrating methodology and assumptions, is attached hereto as Schedule M;

(qqqqqq) **"Working Capital Deficiency"** has the meaning given in Section 11.1(b);

(rrrrrr) **"Working Capital Increase"** has the meaning given in Section 11.1(a);

(ssssss) **"1933 Act"** means the U.S. Securities Act of 1933, as amended.

1.2 Schedules

The following are the schedules to this Agreement:

Schedule A	SGM Group Mining Concessions
Schedule B	SGM Group Equipment
Schedule C	SGM Group Real Property
Schedule D	SGM Group Material Contracts
Schedule E	SGM Group Pending Applications
Schedule F	Other Information Technology Interests
Schedule G	SGM Group Insurance Policies - Information
Schedule H	Confidentiality Agreement
Schedule I	Purchaser's Required Approvals
Schedule J	Sino Gold Required Approvals
Schedule K	Transaction Required Approval
Schedule L	Sample Cash Amount Determination
Schedule M	Sample Working Capital Amount Calculation
Schedule N	SGM Group Corporate Chart
Schedule O	Deposit Escrow Document (PRC)
Schedule P	SGM Group Information Technology Interests
Schedule Q	SGM Group Employee Benefit Plans
Schedule R	Tax Escrow Document
Schedule S	Form of Release/Indemnity Agreements
Schedule T	Form of Release
Schedule U	Deposit Escrow Document

1.3 Interpretation

For the purposes of this Agreement, except as otherwise provided herein:

(a) the words **"herein"**, **"hereof"** and **"hereunder"** and other words of similar import refer to this Agreement as a whole and not to any particular section, paragraph, subparagraph, clause or sub clause of this Agreement so designated;

(b) a reference to a Part or Section is to a Part or Section of this Agreement;

(c) words importing the masculine gender include the feminine or neuter, words in the singular include the plural, words importing a corporate entity include individuals, and vice versa;

(d) if any defined term is defined in the plural, then the singular variant of such defined term shall indicate one of them and vice versa;

(e) the headings to the Parts and Sections of this Agreement are inserted for convenience of reference only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(f) unless the context otherwise requires, all accounting terms not otherwise defined in this Agreement have the meanings assigned to them, as applicable, in accordance with IFRS;

(g) the word "**or**" is not exclusive and the word "**including**", when following a general statement, term or matter, is not to be construed as limiting such general statement, term or matter to the specific items or matters set forth or to similar items or matters (whether or not qualified by non-limiting language such as "**without limitation**" or "**but not limited to**" or other words of similar import) but, rather, as permitting the general statement or term to refer to all other items or matters that could reasonably fall within its possible scope;

(h) the words "**to the knowledge of**" (or words of similar effect) mean, when modifying a representation, warranty or other statement of Sino Gold, that such representation, warranty or other statement is made based on the actual knowledge of ELD Senior Management after reasonable enquiry;

(i) the words "**beneficial ownership**" (or words of similar effect) includes deemed beneficial ownership, as determined pursuant to Section 1.6 of MI 61-101 and Section 1.8 of MI 62-104;

(j) the words "**acting jointly or in concert**" (or words of similar effect) have the meaning attributed to such words as determined pursuant to Section 1.9 of MI 62-104;

(k) when the word '**may**' is used herein in reference to an act of a Party, then whether or not such act is taken by such Party is in the absolute and unfettered discretion of such Party;

(l) a reference to a statute includes and is a reference to such statute and to the regulations made pursuant thereto with all amendments made thereto and in force from time to time, and to any statute or regulations that may be passed that have the effect of supplementing or superseding such statute or such regulations;

(m) all references to:

(i) "**$**" or "**US$**" means United States dollars, being the lawful money of the United States of America; and

(ii) RMB means renminbi, being the lawful money of the PRC ;

and

(n) unless otherwise specifically noted, all payments of any sum of money hereunder shall be payable by way of wire transfer to the bank account of the payee and shall be considered paid by the payor upon receipt thereof by the payee's bank; provided if the payee provided incorrect wire transfer or bank account details to the payor, the payment shall be considered paid by the payor upon withdrawal of the funds from the payor's bank regardless of whether such funds have been received by the payor's bank.

PART 2
PURCHASE AND SALE

2.1 Purchase and Sale of Shares

Subject to and in consideration of the terms and conditions contained in this Agreement:

(a) Sino Gold shall sell and transfer the Subject Shares to the Purchaser for the Purchase Price; and

(b) the Purchaser shall purchase the Subject Shares from Sino Gold for the Purchase Price.

2.2 Conditions to Execution

Prior to execution of this Agreement:

(a) Sino Gold and the Purchaser must have initialled and exchanged a copy of the Data Room index; and

(b) Sino Gold must have delivered to the Purchaser the Latest Trial Balance for the last month end available prior to the Execution Date, watermarked "Y".

2.3 Concurrent with Execution

Concurrent with execution of this Agreement:

(a) Sino Gold and the Purchaser must execute the Deposit Escrow Document;

(b) the Purchaser must provide the Deposit Escrow Agent with identity information and verification satisfactory to the Deposit Escrow Agent in its sole and unfettered discretion;

(c) provided the Purchaser has complied with Section 2.3(b), Sino Gold must procure that the Deposit Escrow Agent executes the Deposit Escrow Document as escrow agent;

(d) the Purchaser must pay the Deposit to the Deposit Escrow Agent, as escrow agent, to be held in trust on the terms and conditions of the Deposit Escrow Document so as to be paid:

   (i) pursuant to the Deposit Release Notice detailed in Section 2.7(a)(v); or

   (ii) pursuant to Section 14.2;

   and

(e) the Purchaser must deliver to Sino Gold both a:

(i) capital agreement between the Purchaser and the shareholders of the Purchaser, indicating a capital increase in the Purchaser; and

(ii) a bank intent lending letter on terms satisfactory to Sino Gold acting reasonably,

which together indicate financing of not less than the estimated Closing Cash Consideration.

2.4 Allocation

The Purchase Price shall be allocated between the Subject Shares as follows:

(a) to the SG BMZ Shares -

[REDACTED: ALLOCATIONS]

(b) to the SG Tenya Shares - ; and

(c) to the TJS Shares -

2.5 The Closing Date

Subject to Part 3, unless otherwise agreed in writing between the Parties, the Closing will be at the offices of Fasken Martineau DuMoulin LLP in Vancouver, Canada at 10:00 a.m. (local time) on the 10th Business Day following the date that the last Required Approval has been satisfied, released or waived (the "**Closing Date**").

2.6 Pre-Closing Actions

(a) Sino Gold must, no earlier than ten (10) Business Days prior to Closing and no later than seven (7) Business Days prior to Closing, calculate the then current Cash Amount (the "**Pre-Closing Cash Amount**") and deliver Notice of same to the Purchaser, together with a calculation thereof consistent with Schedule L.

(b) The Purchaser must, no later than five (5) Business Days before Closing:

(i) provide evidence, to the satisfaction of Sino Gold, acting reasonably, that the Closing Cash Consideration (less the Deposit) is:

(A) in an account of either:

(I) the Purchaser with an internationally recognized bank located outside of the PRC from which it is freely transferrable to Australia; or

(II) Sino Gold or a Sino Gold Affiliate, with an internationally recognized bank in Australia, subject to reasonable agreement between the Purchaser and Sino Gold pertaining to the terms and conditions of such deposit and holding, acceptable to the Purchaser and Sino Gold, both acting reasonably;

and

(B) irrevocably available to the Purchaser, for disposition pursuant to the Closing;

(ii) deliver Notice to Sino Gold of those persons that the Purchaser wishes to be appointed as a director or officer (or Legal Representative, if appropriate) of each member of the SGM Group, effective on Closing;

(iii) deliver to Sino Gold a consent to act (together with other required information) and notification of interest signed by each person named in the Notice provided pursuant to Section 2.6(b)(ii) and in compliance with Applicable Law and the constitution or other constating documents (including the JV Documents) of each member of the SGM Group and the SG Tenya Shareholder Agreement;

(iv) deliver Notice to Sino Gold of the address, if any, to which the registered office of each member of the SGM Group is to be changed following Closing; and

(v) deliver to Sino Gold a Deposit Release Notice, for execution by Sino Gold, directing the:

(A) principal amount of the Deposit be paid to the Purchaser; and

(B) accrued interest (if any) on the Deposit, subject to withholding (and if necessary remittance) of any non-resident withholding tax, be paid to the Purchaser.

2.7 Closing Deliverables by the Purchaser

On the Closing Date, unless otherwise agreed or consented to in writing by Sino Gold, the Purchaser shall deliver to:

(a) Sino Gold:

(i) a certified copy of all necessary resolutions of the:

(A) directors of the Guarantor; and

(B) directors of the Purchaser,

authorizing the execution of this Agreement;

(ii) subject to, and net of the amounts payable under, Sections 2.7(b), 2.7(c) and 2.7(d), the Closing Cash Consideration (inclusive of the Deposit), in immediately available funds payable in Australia, without deduction, counterclaim or set-off;

(iii) a counterpart of the share transfers referred to in Section 2.8(d), executed by or on behalf of the Purchaser, as transferee, provided that Sino Gold has delivered the unsigned share transfers at least ten (10) Business Days before the Closing Date;

(iv) an executed counterpart of the Tax Escrow Document;

(v) an executed counterpart of the Deposit Release Notice detailed in Section 2.6(b)(v); and

(vi) general releases and indemnities, in the form attached as Schedule S, in favour of each Sino Gold nominated Legal Representative, director and officer of each member of the SGM Group, duly executed by the Purchaser;

(b) the Applicable Tax Authorities, those monies, if any, payable to the Applicable Tax Authorities pursuant to Section 17.2(e)(ii)(A);

(c) the Tax Escrow Agent, those monies, if any, payable to the Tax Escrow Agent pursuant to Section 17.2(e)(ii)(B); and

(d) if no monies are payable under Sections 2.7(b) and 2.7(c), the Tax Escrow Agent, those monies, if any, equal to the aggregate Estimated Tax Amount.

2.8 Closing Deliverables by Sino Gold

On the Closing Date, unless otherwise agreed or consented to in writing by the Purchaser, Sino Gold shall deliver to the Purchaser:

(a) a certified copy of all necessary resolutions of the:

(i) directors of ELD; and

(ii) directors of Sino Gold;

authorizing the execution of this Agreement;

(b) a certified copy of all necessary resolutions of directors of each of the respective Subject Companies, subject to and effective on Closing:

(i) approving and authorizing the:

(A) transfer of the respective Subject Shares;

(B) registration of the Purchaser as the holder of the Subject Shares in the respective registers of shareholders of each of the Subject Companies; and

(C) issue of share certificates by each of the Subject Companies, representing the respective Subject Shares, registered in the name of the Purchaser,

in each case subject to receipt of the executed share transfers referred to in Section 2.8(d) (executed by both the Purchaser and Sino Gold) and payment of any duty on the transfer of the Subject Shares;

(ii) approving the resignation of each Sino Gold nominated director and officer of each of the respective Subject Companies;

(iii) approving the appointment of each person notified under Section 2.6(b)(ii) as a director or officer of each of the respective Subject Companies (provided that a consent to act, together with other required information) and notification of interest signed by that person has been delivered to Sino Gold in accordance with Section 2.6(b)(iii);

(c) share certificates of each of the Subject Companies, representing the respective Subject Shares issued to Sino Gold;

(d) completed counterpart share transfers of the Subject Shares to the Purchaser (and, in respect of the SG Tenya shares, also a 'sold note') executed, as transferor, by or on behalf of Sino Gold;

(e) a certified copy of all necessary resolutions of the directors of each SGM Subsidiary (other than the Subject Companies), subject to and effective on Closing, approving the:

   (i) resignations of each Sino Gold nominated Legal Representative (if any), director and officer of each respective SGM Subsidiary (other than the Subject Companies); and

   (ii) appointment of each person notified under Section 2.6(b)(ii) as a director, officer or Legal Representative (if appropriate) of each respective SGM Group member (other than the Subject Companies), provided that a consent to act (together with other required information) and notification of interest signed by that person has been delivered to Sino Gold in accordance with Section 2.6(b)(iii);

(f) an executed resignation, subject to and effective on Closing, from each of the Sino Gold nominated Legal Representatives, directors and officers of each member of the SGM Group;

(g) an executed release, in favour of the appropriate SGM Group member, from each of the Sino Gold nominated Legal Representatives, directors and officers of each member of the SGM Group in the form attached as Schedule T;

(h) general releases and indemnities, in the form attached as Schedule S, in favour of each of the Legal Representatives, directors and officers of each member of the SGM Group who has resigned per Section 2.8(f), duly executed by each respective member of the SGM Group;

(i) evidence of arrangements for the prompt delivery of the corporate seals, chops, minute books and all other books and records of the Subject Companies and the other SGM Subsidiaries;

(j) a copy of the Data Room in electronic storage medium, a copy of which shall also be retained by Sino Gold;

(k) an executed counterpart of the Tax Escrow Document;

(l) an executed counterpart of the Deposit Release Notice detailed in Section 2.6(b)(v); and

(m) An opinion regarding existence and issued capital issued by legal counsel to the Purchaser from:

   (i) Barbados counsel, in respect of TJS;

   (ii) Cayman Islands counsel, in respect of SG BMZ;

   (iii) Hong Kong counsel, in respect of SG Tenya; and

(iv) Hong Kong counsel, in respect of Rockmining Group Company Limited,

in a form and substance satisfactory to the Purchaser, acting reasonably.

2.9 Waivers and Extensions

At any time prior to Closing, each of Sino Gold and the Purchaser may:

(a) extend the time for the performance of any of the obligations or other acts of the other Party;

(b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered hereunder by the other Party; or

(c) waive compliance with any of the agreements or conditions of the other Party contained herein,

provided that any such extension or waiver shall be valid only if set forth in a Notice, from the Party so extending or waiving, to the other Party. For the purposes of this Section, the 'other Party' means, in respect of Sino Gold, either the Purchaser or the Guarantor or both of them and, in respect of the Purchaser, means either Sino Gold or ELD or both of them.

2.10 Closing

(a) Closing is deemed to have occurred when Sino Gold and the Purchaser have performed all of their respective obligations under Sections 2.7 and 2.8 or such performance has been waived pursuant to Section 2.9.

(b) At Closing, title to, and, subject to this Agreement, risk in, the Subject Shares will pass to the Purchaser.

(c) Subject to Section 2.9, the actions to take place pursuant to Sections 2.7 and 2.8 are interdependent and must take place, as nearly as possible, simultaneously. If one action does not take place, then without prejudice to any rights available to any Party as a consequence:

(i) there is no obligation on any Party to undertake or perform any of the other actions;

(ii) to the extent that such actions have already been undertaken, the Parties must do everything reasonably required to reverse those actions;

(iii) Sino Gold and the Purchaser must each return to the other all documents respectively delivered to it under Sections 2.7 and 2.8 and, subject to Part 14, must each repay to the other all payments received by it under Sections 2.7 and 2.8, without prejudice to any other rights any Party may have in respect of that failure; and

(iv) the Deposit (including any accrued interest) if paid out by the Deposit Escrow Agent, must be repaid to the Deposit Escrow Agent and dealt with, by the Deposit Escrow Agent, pursuant to Section 14.2.

PART 3
CONDITIONS PRECEDENT

3.1 Mutual Condition Precedent

Part 2 of this Agreement (save for Sections 2.2, 2.3 and 2.6) and the obligation of Sino Gold and the Purchaser to consummate the Acquisition, are subject to the fulfillment of the condition that the Transaction Required Approval has been obtained or received from the Persons having authority in respect thereof.

3.2 Conditions Precedent in Favour of Sino Gold

Part 2 of this Agreement (save for Sections 2.2, 2.3 and 2.6) and the obligation of Sino Gold to consummate the Acquisition are subject to the fulfillment of each of the following conditions:

(a) all Sino Gold Required Approvals have been obtained or received from the Persons having authority in respect thereof, provided that this condition is for the exclusive benefit of Sino Gold and, if waivable, may be waived by Sino Gold, in whole or in part, by Notice from Sino Gold to the Purchaser;

(b) at Closing, there is not in force any Applicable Law, decree or order of a court of competent jurisdiction restraining, preventing or enjoining:

  (i) the transfer of the Subject Shares by Sino Gold to the Purchaser; or

  (ii) payment of some or all of the Closing Cash Consideration by the Purchaser to Sino Gold;

(c) the CDH Purchase closes immediately prior to the Closing, provided that this condition is for the exclusive benefit of Sino Gold and may be waived by Sino Gold, in whole or in part, by Notice from Sino Gold to the Purchaser; and

(d) All representations and warranties of the Purchaser in Section 6.1, if and to the extent made:

  (i) subject to a materiality or Material Adverse Effect qualification, shall be true and correct immediately prior to Closing; and

  (ii) without materiality or Material Adverse Effect qualification, shall be true and correct in all material respects immediately prior to Closing.

3.3 Conditions Precedent in Favour of the Purchaser

Part 2 of this Agreement (save for Sections 2.2, 2.3 and 2.6) and the obligation of the Purchaser to consummate the Acquisition are subject to the fulfillment of each of the following conditions:

(a) all Purchaser's Required Approvals have been obtained or received from the Persons having authority in respect thereof, provided that this condition is for the exclusive benefit of the Purchaser and, if waivable, may be waived, in whole or in part, by Notice from Purchaser to Sino Gold;

(b) at Closing, there is not in force any Applicable Law, decree or order of a court of competent jurisdiction restraining, preventing or enjoining:

(i) the transfer of the Subject Shares to the Purchaser by Sino Gold; or

(ii) payment of some or all of the Closing Cash Consideration by the Purchaser to Sino Gold;

and

(c) all representations and warranties of Sino Gold in Section 4.1, if and to the extent made:

(i) subject to a materiality or Material Adverse Effect qualification, shall be true and correct immediately prior to Closing; and

(ii) without materiality or Material Adverse Effect qualification, shall be true and correct in all material respects immediately prior to Closing.

3.4 Extension of the Cut Off Date

In the case of the Transaction Required Approval only, if despite compliance with Section 3.5, the Transaction Required Approval has not been obtained ten (10) days prior to the Cut Off Date, then the Purchaser, may by Notice to Sino Gold, elect to extend the Cut Off Date by a maximum of two (2) months, it being acknowledged that:

(a) the Cut Off Date can only be so extended once; and

(b) such extension of the Cut Off Date applies only to the Transaction Required Approval and not to any other conditions precedent detailed in this Part 3.

3.5 Obligation to Obtain Fulfillment of Conditions Precedent

Between the Execution Date and the Cut Off Date, the Parties must use their respective, commercially reasonable efforts to cause the respective conditions precedent detailed in this Part 3 to be satisfied as expeditiously as possible and in any event on or before the Cut Off Date.

3.6 Obligation

From the Execution Date, each Party must promptly:

(a) advise another Party, as and when requested by another Party, of the progress made by such Party in the Party's efforts to obtain its Required Approvals; and

(b) give Notice to the other Parties when any of its Required Approvals is obtained.

PART 4
REPRESENTATIONS, WARRANTIES AND ACKNOWLEDGEMENTS OF SINO GOLD

4.1 Representations and Warranties of Sino Gold

Sino Gold hereby represents, warrants and acknowledges to the Purchaser, it being acknowledged by the Purchaser that all of the below representations and warranties are subject to the reservations and exceptions detailed herein, the information disclosed in the ELD Public Documents and the Data Room

and the qualifications and limitations detailed in Part 8 of this Agreement, that as of the Execution Date and the Closing Date, unless otherwise herein specifically provided for:

(a) Sino Gold is a corporation validly incorporated, organized and subsisting under the laws of its place of incorporation;

(b) Sino Gold has the requisite corporate power and capacity to enter into and perform its obligations under this Agreement and has the full corporate power and authority to own its assets and carry on its business as now conducted;

(c) the execution, delivery and performance of this Agreement by Sino Gold and the matters contemplated herein have been duly authorized or will, by Closing, be duly authorized and no other corporate proceedings by Sino Gold are necessary to authorize this Agreement and the matters contemplated herein except for such corporate action or proceedings that may be undertaken or obtained prior to or as of Closing;

(d) other than the Transaction Required Approval and the Sino Gold Required Approvals, there are no governmental or other non-governmental Authorizations required to be obtained by Sino Gold prior to the execution, delivery and performance by it under this Agreement;

(e) this Agreement, upon execution by Sino Gold, constitutes a legal, valid and binding agreement of Sino Gold enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Applicable Laws affecting the enforcement of creditors' rights generally, and general equitable principles, and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction;

(f) Sino Gold has duly executed and delivered this Agreement;

(g) the execution, delivery and performance of this Agreement by Sino Gold do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

    (i) contravene or result in any violation or breach of any provision of;

    (ii) require any consent, approval or notice (other than to the extent such consent, approval or notice is received or given by Closing) under; or

    (iii) constitute a default (or an event which, with notice, or lapse of time or both, would constitute a default) under,

    the constitution of Sino Gold or other constating documents of any other member of the SGM Group or any material agreement to which Sino Gold is a party;

(h) no bankruptcy, insolvency or receivership proceedings have been instituted or threatened or are pending against Sino Gold or any member of the SGM Group, no events have occurred which, under Applicable Law, would justify such proceedings and Sino Gold and each member of the SGM Group are not insolvent under Applicable Law and are able to pay its material debts as they fall due;

(i) in respect of the Subject Shares:

(i) Sino Gold is the registered, legal and beneficial owner of the Subject Shares which, with the exception of the CDH Interest, constitute all the issued and outstanding shares of the Subject Companies and, subject to the Transaction Required Approval and the Sino Gold Required Approvals, has the full authority to sell and transfer such Subject Shares to the Purchaser pursuant to the Agreement;

(ii) they are free and clear of any Encumbrance; and

(iii) the Purchaser will, subject to and effective on Closing, acquire full legal and beneficial ownership thereof, free and clear of any Encumbrance, subject to registration of the Purchaser in the respective registers of shareholders of the Subject Companies;

(j) the shares or equity interests held directly or indirectly by Sino Gold in all the SGM Subsidiaries are free and clear of any Encumbrance and not subject to any restrictions or third party consent other than:

(i) the Sino Gold Required Approvals; and

(ii) any rights pursuant to Applicable Laws, the JV Documents or the SG Tenya Shareholders Agreement;

(k) to the knowledge of Sino Gold, the contents of the Data Room do not contain a Misrepresentation, it being acknowledged that this representation does not apply to the following information contained in the Data Room:

(i) any Financial Statements, Trial Balance, financial statements or any other financial information of a SGM Group member;

(ii) any information pertaining to any SGM Group Information Technology Interest;

(iii) any information, representation, statement, view or opinion to the extent that it expresses a forecast, prediction or projection or is otherwise forward looking;

(iv) any scientific and technical information related to mineral properties, including in respect of mineral resources and mineral reserves; and

(v) any information, document, representation, statement, view or opinion to the extent that the same was not prepared, made or expressed by ELD, Sino Gold or any of their Affiliates or representative or adviser of any of them;

(l) the disclosure pertaining to the Tanjianshan and White Mountain mines and the Eastern Dragon development project contained in the ELD Public Documents has been prepared in all material respects in accordance with applicable Canadian securities laws and the mineral reserve and mineral resource estimates pertaining to the Tanjianshan and White Mountain mines and the Eastern Dragon development project and disclosed in the ELD Public Documents have been prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices;

(m) Schedule A contains a list of all SGM Group Mining Concessions and, subject to Section 4.1(p) (and any application for extension or renewal in respect of an Authorization or a

Mining Concession which is initiated after the Execution Date and prior to the Closing Date), the SGM Group Mining Concessions are in good standing under Applicable Laws and free and clear of any Encumbrances, other than:

(i) a 2.25% royalty payable to each of the two joint venture partners in respect of the Tanjianshan mine; and

(ii) by application of Applicable Law,

and, to the knowledge of Sino Gold there has been no Claim against or challenge to the title to or ownership of any of the SGM Group Mining Concessions which would have a Material Adverse Effect;

(n) Schedule D contains a list of all SGM Group Material Contracts (as at the Execution Date) and:

(i) no SGM Group member:

(A) is in default; or

(B) would be in default but for the requirements of notice or lapse of time,

under any SGM Group Material Contract to which it is a party; and

(ii) to the knowledge of Sino Gold, no other party to any SGM Group Material Contract:

(A) is in default; or

(B) would be in default but for the requirements of notice or lapse of time,

under any SGM Group Material Contract to which such other party is a party;

(o) Schedule C contains a list of all SGM Group Real Property and, to the knowledge of Sino Gold, there has been no claim against or challenge to the title to or ownership of any of the SGM Group Real Property which would have a Material Adverse Effect;

(p) Schedule E contains a list of all SGM Group Pending Applications (as at the Execution Date) and, to the knowledge of Sino Gold, all such Pending Applications have been made by or on behalf of the applicable SGM Group member in the prescribed form then required under Applicable Law;

(q) Schedule B contains a list of all SGM Group Equipment as at the Execution Date, it being acknowledged by the Purchaser that such list is a SAP data dump and may aggregate certain equipment by class, and the SGM Group Equipment is in reasonable condition and has been regularly and properly maintained by an SGM Group member;

(r) there are no SGM Group Intellectual Property Interests;

(s) notwithstanding any information in respect of SGM Group Information Technology Interests contained in the Data Room, as at the Execution Date:

(i) SGM Group members are the licensees of the SGM Group Information Technology Interests detailed in Schedule P and such rights shall continue to be effective as of the Closing Date; and

(ii) all Information Technology used by the SGM Group members, other than the SGM Group Information Technology Interest detailed in Schedule P, is detailed in Schedule F and is licensed to or used pursuant to a license to ELD (or one of its Affiliates, which is not an SGM Group member), is made available to the SGM Group members under such licences and, after Closing, will no longer be legally available to any SGM Group members; and

(iii) to the knowledge of Sino Gold, no member of the SGM Group has been involved in the infringement, misappropriation or violation of any SGM Group Information Technology Interest, and there is no action pending, threatened or in progress in relation to the same;

(t) notwithstanding any information in respect of insurance contained in the Data Room, Schedule G contains a list of all insurance policies owned by SGM Group members (as at the Execution Date) and each of such policy is in full force and effect on the Execution Date and will be in full force and effect to and including the Closing Date; otherwise, insurance in respect of the SGM Business is maintained by ELD and, after the Closing, will no longer be in force and effect;

(u) notwithstanding any information in respect of employee benefits contained in the Data Room, Schedule Q contains a list of all employee benefit plans maintained by SGM Group members (as at the Execution Date) and each such plan is in full force and effect on the Execution Date and will be in full force and effect up to and including the Closing Date, however after Closing, employee benefit plans maintained by ELD will no longer be in force or effect for, or available to, such employees;

(v) the Data Room contains a list (as at the Execution Date) of names and titles of all persons employed in respect of the SGM Group and certain details of their employment and:

(i) in respect of persons employed in respect of the SGM Group who are citizens of the PRC, the terms of their employment are pursuant to their respective labour contract (forms of which are included in the Data Room for each employing member of the SGM Group); and

(ii) in respect of persons employed in respect of the SGM Group who are not citizens of the PRC, they are employed by ELD and seconded to the respective SGM Group member and such secondment will terminate on or before the Closing without liability to any SGM Group member;

(w) as at the Execution Date, there is no strike or collective labour dispute between an Operating Company and its respective employees, and to the knowledge of Sino Gold, no such strike or labour dispute is pending or threatened;

(x) all employees of each Operating Company have entered into employment contracts with such respective company on terms similar to those contained in the template forms included in the Data Room appropriate for each such employee and such employment

contracts do not contain any change of control clauses, "golden parachute" or similar provisions;

(y) except as disclosed in the Data Room, the SGM Group members do not have any obligation to make any severance payments to any employee in excess of any amount payable under Applicable Law;

(z) each of Sino Gold and the Sino Gold Related Parties do not, directly or indirectly, beneficially own, control or direct any securities of the Guarantor;

(aa) each member of the SGM Group:

(i) is a corporation or other entity duly incorporated or organized, as applicable, validly existing and in good standing under the laws of the jurisdiction of its incorporation, organization or formation, as applicable;

(ii) has all requisite power and authority to own, lease and operate its SGM Group Assets and conduct its business as now owned and conducted;

(iii) is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its SGM Group Assets or the nature of its activities make such necessary, except where the absence thereof does not have and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect;

(iv) has all Authorizations (other than those being the subject of an SGM Group Pending Application or any application for extension or renewal in respect of an Authorization or a Mining Concession which is initiated after the Execution Date and prior to the Closing Date) required to own, lease and operate (as applicable) its SGM Group Assets and to conduct the SGM Group Business as now owned and conducted, except where the absence thereof does not have and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect; and

(v) has not issued securities with conversion rights to shares or securities in it and is not a party to any agreement or arrangements under which options or convertible securities have been issued by it and is not under any obligation to issue any shares or other equity securities in it at any time (in each case, other than any rights pursuant to the JV Documents and the SJ Tenya Shareholders Agreement);

(bb) the corporate chart for the SGM Group, as set out in Schedule N, is accurate and complete;

(cc) as at the Execution Date, to the knowledge of Sino Gold there is no:

(i) Proceeding, the results of which are pending or threatened against a member of the SGM Group or their respective assets or properties; or

(ii) existing fact or condition which may constitute grounds or a proper basis for any Proceeding to be commenced,

which Proceeding, either individually or in the aggregate, could prevent or hinder the consummation of the Acquisition or that has had or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect;

(dd) in respect of:

(i) SG BMZ:

(A) its authorized share capital consists of 50,000 ordinary shares;

(B) as of the Execution Date, there are 1,000 ordinary shares of SG BMZ issued and outstanding; and

(C) all of its issued and outstanding shares:

(I) have been duly authorized and validly issued;

(II) are fully paid and non-assessable; and

(III) are legally and beneficially owned by Sino Gold;

(ii) SG Tenya:

all of its issued and outstanding shares:

(A) have been duly authorized and validly issued;

(B) are fully paid and non-assessable; and

(C) as of the Execution Date, are legally and beneficially owned by Sino Gold (as to 7,895 shares) and CDH (as to 2,105 shares);

(iii) TJS:

(A) its authorized share capital consists of unlimited common shares;

(B) as of the Execution Date, there is 1 common share of TJS issued and outstanding;

(C) all of its issued and outstanding shares:

(I) have been duly authorized and validly issued;

(II) are fully paid and non-assessable; and

(III) are legally and beneficially owned by Sino Gold;

(iv) Qinghai Dachaidan Mining Ltd.:

(A) its registered capital is [REDACTED: AMOUNTS]

(B) all of its registered capital has been fully paid; and

(C) 90% of its equity interests is legally and beneficially owned by TJS;

(v) Eldorado Gold Jilin Jincheng Mining Limited:

(A) its registered capital is [REDACTED: AMOUNTS]

(B) all of its registered capital has been fully paid; and

(C) 75% of its equity interests is legally and beneficially owned by SG BMZ;

(vi) Sino Gold Jilin BMZ Mining Limited:

(A) its registered capital is [REDACTED: AMOUNTS]

(B) all of its registered capital has been fully paid; and

(C) 95% of its equity interests is legally and beneficially owned by SG BMZ;

(vii) Rockmining Group Company Limited:

all of its issued and outstanding shares:

(A) have been duly authorized and validly issued;

(B) are fully paid and non-assessable; and

(C) are legally and beneficially owned by SG Tenya;

(viii) Eldorado Gold Baishan Hanwang Xiaoshiren Mining Ltd.:

(A) its registered capital is [REDACTED: AMOUNTS]

(B) all of its registered capital has been fully paid; and

(C) 100% of its equity interests is legally and beneficially owned by Sino Gold Jilin BMZ Mining Limited;

(ix) the Heihe JV:

(A) its registered capital is [REDACTED: AMOUNTS]

(B) all of its registered capital has been fully paid; and

(C) 95% of its equity interests is legally and beneficially owned by Rockmining Group Company Limited;

(ee) no member of the SGM Group is subject to, or affected by, any:

(i) shareholders agreement;

(ii) pooling agreement;

(iii) voting agreement; or

(iv) other similar arrangement or agreement relating to the ownership or voting of any of its securities or interest in a Person,

save as provided for in the JV Documents and the SG Tenya Shareholders Agreement.

(ff) all the SGM Group Equipment and the SGM Group Property are:

(i) the absolute property of an SGM Group member free and clear of all Encumbrances (save by application of Applicable Law); or

(ii) used by an SGM Group member under:

(A) a contract, permit, licence or concession under which it is entitled to use such assets on the terms and conditions of such contract, permit, licence or concession; or

(B) a lease, hire purchase agreement; or agreement for purchase on deferred terms in the ordinary course of business,

except as provided for or taken into account in the SGM Group Trial Balance or the Financial Statements, or the determination of the Working Capital Amount;

(gg) in respect of the corporate minute books of the:

(i) the PRC members of the SGM Group, copies are included in the Data Room; and

(ii) the Hong Kong, Barbados and Cayman members of the SGM Group, the originals minute books are maintained at their respective registered office,

and, as of the Execution Date, they are complete and accurate in all material respects and, to the knowledge of Sino Gold, have been maintained in accordance with Applicable Laws and their constating documents;

(hh) the Financial Statements fairly present, in all material respects, the financial information of the SGM Group contained therein for the respective period covered thereby, in accordance with the respective standards upon which such information is prepared;

(ii) except:

(i) as set out in the Latest Trial Balance;

(ii) for liabilities incurred in the ordinary course of business since the date of such Latest Trial Balance; and

(iii) liabilities incurred subsequent to the date of the Latest Trial Balance which shall be retired prior to Closing,

no SGM Group member has any outstanding Debt;

(jj) since December 31, 2015, other than the transactions contemplated in or permitted by this Agreement, including the Entrusted Loan Amendments:

(i) the SGM Group Business has been conducted, in all material respects, in the ordinary course, with the exception of the change of ownership of TJS from Eldorado Pacific Pty Limited to Sino Gold;

(ii) there has not been any event, circumstance or occurrence which has had or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect;

(iii) there has been no amendment to the constating documents of any SGM Group member, other than a contemplated amendment of the JV Document in respect of Heihe JV pursuant to an equity transfer by one of the joint venture partners;

(iv) there has been no direct or indirect acquisition (by merger, consolidation, acquisition of stock or assets or otherwise) by an SGM Group member of any material assets or properties other than in the ordinary course of business;

(v) other than in the ordinary course of business, no SGM Group member has entered into any guarantee, indemnity or suretyship or given any security over its assets, which remains outstanding;

(vi) there has not been any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the SGM Group Assets that has had or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(vii) other than the JV Documents and the SG Tenya Shareholders Agreement, no member of the SGM Group has entered into any agreement or arrangement that limits or otherwise restricts it or the other member from engaging in the SGM Group Business; and

(viii) there has not been any violation of any:

(A) term or provision of any material indebtedness or mortgage; or

(B) SGM Group Material Contract,

by any SGM Group member, which violation reasonably would, individually or in the aggregate, result in a Material Adverse Effect;

(kk) no member of the SGM Group is the subject of any material Proceeding for assessment or collection of taxes;

(ll) since December 24, 2009, each member of the SGM Group has:

(i) duly and timely filed all tax returns with applicable Governmental Authorities required to be filed by them prior to the Execution Date and all such tax returns are complete and correct in all material respects; and

(ii) paid on a timely basis all taxes which are due and payable, all assessments and reassessments, and all other taxes due and payable by them on or before the Execution Date, other than those which are being or have been contested in good

faith and in respect of which reserves have been provided in the Latest Trial Balance;

(iii) SG BMZ:

(A) is a Barbados tax resident and does not have a permanent establishment outside Barbados;

(B) is not a tax resident of any country other than Barbados; and

(C) does not have any tax liabilities or reporting obligations outside Barbados;

(iv) SG Tenya:

(A) is a Hong Kong tax resident and does not have a permanent establishment outside Hong Kong;

(B) is not a tax resident of any jurisdiction other than Hong Kong;

(C) does not have any tax liabilities or reporting obligations outside Hong Kong;

(v) TJS:

(A) is a Barbados tax resident and does not have a permanent establishment outside Barbados;

(B) is not a tax resident of any country other than Barbados;

(C) does not have any tax liabilities or reporting obligations outside Barbados;

(mm) to the knowledge of Sino Gold, since the date of the Latest Trial Balance, no material liability in respect of taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, in respect of any SGM Group member, other than in the ordinary course of business;

(nn) to the knowledge of Sino Gold there are no Claims against or relating to the SGM Group, by or before any Governmental Authority that, if determined adversely to the interests of the SGM Group would have or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect;

(oo) to the knowledge of Sino Gold:

(i) no action has been taken by any Governmental Authority to expropriate any property or asset of the SGM Group (including the SGM Group Property);

(ii) no notice or proceeding in respect thereof has been given to or commenced against any member of the SGM Group; and

(iii) no intention or proposal to give any such notice or to commence any such proceeding has been communicated to any member of the SGM Group,

which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect;

(pp) no SGM Group member has received any notice that any customer, supplier, distributor or sales representative intends to cancel, terminate or otherwise modify or not review its relationship with the SGM Group which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect and no such action has been threatened;

(qq) to the knowledge of Sino Gold, except for any matters that, individually or in the aggregate, would not have and would not reasonably be expected to have a Material Adverse Effect, and subject to the SGM Group Pending Applications (and any application for extension or renewal in respect of an Authorization or a Mining Concession which is initiated after the Execution Date and prior to the Closing Date):

(i) all facilities and operations of the SGM Group have been conducted, and are now, in compliance with all Environmental Laws;

(ii) the SGM Group members are in possession of, and in compliance with, all Environmental Authorizations that are required to own, lease and operate (as applicable) the SGM Group Property and to conduct their business as it is now being conducted;

(iii) no environmental, reclamation or closure obligation (other than in the ordinary course of business), demand, notice, work order or other liabilities presently exist with respect to any portion of any currently owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of the SGM Group members;

(iv) there is no basis for any such obligations, demands, notices, work orders or liabilities to arise in the future as a result of any activity in respect of the property, interests, rights, operations and business of the SGM Group members, save in the ordinary course of business; and

(v) the SGM Group members are not subject to any Proceeding which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures;

(vi) the SGM Group members have complied with and are in compliance with all Authorizations in all material respects;

(vii) there is no Proceeding pending or threatened regarding any material Authorizations;

(viii) none of the SGM Group members have received any notice, whether written or oral, of:

(A) revocation or non-renewal of any such Authorizations (save in respect of any Authorization being the subject of an SGM Group Pending Application); or

(B) any intention of any Person to revoke or refuse to renew any of such Authorizations,

which is material to the SGM Group Business; and

(ix) all such Authorizations (save in respect of any Authorization being the subject of an SGM Group Pending Application) continue to be effective in order for the SGM Group members to continue to conduct their respective businesses as they are currently being conducted;

(rr) except for any matters that, individually or in the aggregate, would not have and would not reasonably be expected to have a Material Adverse Effect, and subject to the SGM Group Pending Applications (and any application for extension or renewal in respect of an Authorization or a Mining Concession which is initiated after the Execution Date and prior to the Closing Date) the operations of the SGM Group have been and are now conducted in compliance with all Applicable Laws; and

(ss) no member of the SGM Group has received any notice of any alleged violation of any Applicable Laws pertaining to the operations of the SGM Group, other than non-compliance or violations which, individually or in the aggregate, would not have a Material Adverse Effect.

4.2 No Reliance Acknowledgement of the Purchaser

The Purchaser acknowledges, represents, warrants and agrees that, except as expressly set forth in this Agreement, the Confidentiality Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement, at no time has:

(a) Sino Gold or any of its Affiliates, or any Person on behalf of Sino Gold or any of its Affiliates, made or given; or

(b) the Purchaser relied on,

any representation, warranty, promise or undertaking in respect of the Acquisition and the subject matter thereof.

4.3 Sino Gold Acknowledgement of Reliance

Sino Gold acknowledges that the Purchaser is relying upon the Sino Gold Reps in connection with the execution, delivery and performance of this Agreement.

4.4 In Favour of Purchaser

The Sino Gold Reps and the acknowledgement set out in Section 4.3:

(a) are provided for the exclusive benefit of the Purchaser and, at any time, any Misrepresentation or breach thereof may be waived by the Purchaser, in whole or in part, by Notice from Purchaser to Sino Gold, without prejudice to its rights in respect of any other Misrepresentation or breach of the same or any other representation, warranty or covenant; and

(b) notwithstanding the Closing, will survive the Closing, subject however to the provisions of Part 8.

PART 5
REPRESENTATIONS, WARRANTIES AND ACKNOWLEDGEMENTS OF ELD

5.1 Representations and Warranties of ELD

ELD hereby represents, warrants and acknowledges to the Purchaser that, as of the Execution Date and the Closing Date:

(a) it is a corporation duly organized, validly existing and in good standing under the laws of Canada.

(b) it has the requisite corporate power and capacity to enter into and perform its obligations under this Agreement;

(c) other than the Transaction Required Approval and the Sino Gold Required Approvals, there are no governmental or other non-governmental Authorizations required to be obtained by ELD prior to the execution, delivery and performance by it under this Agreement;

(d) subject to obtaining the Transaction Required Approval and the Sino Gold Required Approval, it has duly obtained any necessary governmental and other non-corporate Authorizations for its execution and performance of this Agreement;

(e) subject to obtaining the Sino Gold Required Approval, the execution, delivery and performance of this Agreement by ELD and the matters contemplated herein have been duly authorized by all necessary corporate action and no other corporate proceedings by ELD are necessary to authorize this Agreement and the matters contemplated herein;

(f) the execution, delivery and performance of this Agreement by ELD do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(i) contravene or result in any violation or breach of any provision of;

(ii) require any consent, approval or notice under; or

(iii) constitute a default (or an event which, with notice, or lapse of time or both, would constitute a default) under,

its articles or by-laws;

(g) this Agreement has been duly executed and delivered by it; and

(h) this Agreement constitutes a legal, valid and binding agreement of it enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Applicable Laws in effect affecting the enforcement of creditors' rights generally, and general equitable principles, and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

5.2 No Reliance Acknowledgement of the Purchaser

The Purchaser acknowledges, represents, warrants and agrees that, except as expressly set forth in this Agreement, the Confidentiality Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement, at no time has:

(a) ELD or any of its Affiliates, or any person on behalf of ELD or any of its Affiliates, made or given; or

(b) the Purchaser relied on,

any representation, warranty, promise or undertaking in respect of the Acquisition and the subject matter thereof.

5.3 ELD Acknowledgement of Reliance

ELD acknowledges that the Purchaser is relying upon the ELD Reps in connection with the execution, delivery and performance of this Agreement.

5.4 In Favour of the Purchaser

The ELD Reps and the acknowledgement set out in Section 5.3:

(a) are provided for the exclusive benefit of the Purchaser and any Misrepresentation or breach thereof may be waived by the Purchaser, in whole or in part, by Notice from the Purchaser to ELD, without prejudice to its rights in respect of any other Misrepresentation or breach of the same or any other representation or warranty;

(b) notwithstanding the Closing, will survive the Closing, subject to the provisions of Part 8 *mutatis mutandis* and provided that ELD will only be liable to the Purchaser under a Claim by the Purchaser against ELD, including a Claim under Part 13 or in respect of or based upon any representation or warranty made by ELD pursuant to Section 5.1, if the Purchaser:

   (i) gives Notice to ELD of such Claim no later than after Closing; and

   (ii) pursuant to Section 17.6, commences dispute resolution procedures, in respect of such Claim, within of such Notice, provided that if the applicable Parties are engaged in ongoing discussions relating to such Claim or the settlement thereof, then such period will not begin to run until the date such discussions are finally terminated. [REDACTED: TIME PERIODS]

PART 6
REPRESENTATIONS, WARRANTIES AND ACKNOWLEDGEMENTS OF THE PURCHASER

6.1 Representations and Warranties of the Purchaser

The Purchaser hereby represents, warrants and acknowledges to Sino Gold that, as of the Execution Date and the Closing Date:

(a) it is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation;

(b) it has full power and capacity to carry on its business and to enter into this Agreement and any instrument referred to or contemplated by this Agreement and to perform its obligations under this Agreement;

(c) a confirmation letter in respect of the negotiation and execution of this Agreement by the Purchaser and the Guarantor has been issued by NDRC;

(d) other than the Transaction Required Approval and the Purchaser's Required Approvals, there are no governmental or other non-governmental Authorizations required to be obtained by the Purchaser prior to the execution, delivery and performance by it under this Agreement;

(e) subject to obtaining the Transaction Required Approval and the Purchaser's Required Approvals, it has duly obtained any necessary governmental and other non-corporate Authorizations for its execution and performance of this Agreement;

(f) the execution, delivery and performance of this Agreement by the Purchaser and the matters contemplated herein have been duly authorized by all necessary corporate action by the Purchaser and no other corporate proceedings are necessary to authorize this Agreement and the matters contemplated herein;

(g) the execution, delivery and performance of this Agreement by the Purchaser do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

   (i) contravene or result in any violation or breach of any provision of;

   (ii) require any consent, approval or notice under; or

   (iii) constitute a default (or an event which, with notice, or lapse of time or both, would constitute a default) under,

   its articles or by-laws or equivalent constating documents;

(h) this Agreement has been duly executed and delivered by it;

(i) this Agreement constitutes a legal, valid and binding agreement of it enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Applicable Laws affecting the enforcement of creditors' rights generally, and general equitable principles, and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction;

(j) it has, or will on or before Closing have, made arrangements to have, sufficient funds which are freely transferable to Australia, to comply with Section 2.6(b)(i);

(k) each of the Purchaser, Guarantor and the Purchaser Related Parties do not, directly or indirectly, beneficially own, control or direct any securities of ELD;

MW

(l) the funds representing the Purchase Price which will be paid by the Purchaser to Sino Gold hereunder will not represent proceeds of crime for the purposes of the PCMLA and:

(i) none of the funds to be provided by it:

(A) have been or will be obtained or derived, directly or indirectly, from or related to any activity that is deemed criminal under the laws of Canada, the United States of America, or any other jurisdiction; or

(B) are being tendered on behalf of a person or entity who has not been identified to it;

and

(ii) it shall promptly notify Sino Gold if it discovers that any of the representations in Section 6.1(l)(i) ceases to be true, and provide Sino Gold with appropriate information in connection therewith.

(m) Sino Gold or ELD may, in the future, be required by law and only to the extent required by law to disclose the Purchaser's name and other information relating to this Agreement, on a confidential basis, pursuant and in compliance with the PCMLA and other Applicable Law including PRC law;

(n) it is not a Person or Controlled by a Person or Persons identified on a list established under:

(i) section 83.05 of the *Criminal Code (Canada)*;

(ii) any regulations of the United Nations pertaining to terrorism or special economic measures; or

(iii) any sanctions imposed by the Canadian government, the United States government or any other government having authority over ELD, Sino Gold or any relevant Affiliate of ELD, including Canadian sanctions imposed under the Canadian Special Economic Measures Act and the Freezing Assets of Corrupt Officials Act, as revised;

(o) it:

(i) is acquiring the Subject Shares as principal for its own account and not for the benefit or account of another and not with a view to resale or distribution (it being acknowledged that the Purchaser may subsequently transfer the Subject Shares to the Guarantor subject to and in compliance with applicable securities law); and

(ii) was not created or used solely to purchase or hold the Subject Shares in reliance on an exemption from the prospectus requirement under applicable Canadian securities laws;

(p) it is not, and is not purchasing the Subject Shares for the account or benefit of, a U.S. Person (as that term is defined in Regulation S) or for resale in the United States as defined in Regulation S;

(q) it was not offered the Subject Shares in the United States and, at the time the Agreement was entered into, the Purchaser was outside the United States and neither executed nor delivered the Agreement or related documents in the United States;

(r) it acknowledges that the Subject Shares:

(i) have not been, nor will they be, registered under the 1933 Act or the securities laws of any state in the United States;

(ii) may not be offered or sold in the United States or to a U.S. Person (as that term is defined in Regulation S), without registration or an exemption from registration under the 1933 Act and applicable state securities laws; and

(iii) may be required under US securities laws to carry a US legend;

(s) it agrees not to offer or sell the Subject Shares in the United States or to a U.S. Person (as that term is defined in Regulation S), without registration or an exemption from registration under the 1933 Act and applicable state securities laws;

(t) it is a resident of an International Jurisdiction and:

(i) the execution and delivery of this Agreement by the Parties and the transfer of the Subject Shares to the Purchaser comply with all applicable securities laws of its jurisdiction(s) of residence and will not cause Sino Gold or ELD to become subject to or to be required to comply with any disclosure, prospectus or reporting requirements under any such applicable securities laws;

(ii) it is knowledgeable of, or has been independently advised as to, the applicable securities laws of the International Jurisdictions which would apply to this Agreement, if there are any;

(iii) it is receiving the Subject Shares pursuant to exemptions from the prospectus and registration requirements under the applicable securities laws of such International Jurisdictions or, if such is not applicable, it is permitted to purchase the Subject Shares under the applicable securities laws of the International Jurisdiction without the need to rely on an exemption or the need of Sino Gold to rely on an exemption; and

(iv) the applicable securities laws of its jurisdiction of residence do not require Sino Gold or ELD to make any disclosures or seek any approvals of any kind whatsoever from any securities regulatory authority in such jurisdiction;

(u) it acknowledges that:

(i) the Subject Shares are subject to resale restrictions (including possible indefinite hold periods) imposed under:

(A) applicable securities laws; and

(B) the rules of regulatory bodies having jurisdiction,

and may not be traded until the expiry of such hold periods except as permitted by applicable securities laws; and

(ii) it has been advised to consult its own legal advisors with respect to resale restrictions under applicable securities laws and is solely responsible for complying with such restrictions.;

and

(v) between the Execution Date and the Closing Date, there has been no change of Control of the Purchaser, unless five (5) Business Days advance Notice is given by the Purchaser to Sino Gold, including such information in respect of such new parties as Sino Gold or ELD may require, acting reasonably, for the purposes of completion of the Acquisition and compliance with Applicable Laws.

6.2 Acknowledgements of the Purchaser

The Purchaser hereby acknowledges to Sino Gold that:

(a) it has conducted or will conduct its own searches and investigations relating to the Acquisition;

(b) except as expressly set forth in this Agreement, the Confidentiality Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement, Sino Gold and ELD have not made any representations, warranties, statements or promises in favour of the Purchaser in relation to the Acquisition or this Agreement; and

(c) subject only to the Sino Gold Reps, the Purchaser is purchasing the Subject Shares from Sino Gold on an "*as is, where is*" basis as at Closing.

6.3 No Reliance Acknowledgement of Sino Gold

Sino Gold acknowledges, represents, warrants and agrees that, except as expressly set forth in this Agreement, the Confidentiality Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement, at no time has:

(a) the Purchaser or any of its Affiliates, or any person on behalf of the Purchaser or any of its Affiliates, made or given; or

(b) Sino Gold relied on,

any representation, warranty, promise or undertaking in respect of the Acquisition and the subject matter thereof.

6.4 Purchaser Acknowledgement of Reliance

The Purchaser acknowledges that Sino Gold is relying upon the Purchaser Reps in connection with the execution, delivery and performance of this Agreement.

6.5 In Favour of Sino Gold

The Purchaser Reps and the acknowledgement set out in Section 6.4:

(a) are provided for the exclusive benefit of Sino Gold and, at any time, any Misrepresentation or breach thereof may be waived by Sino Gold, in whole or in part, by Notice from Sino Gold to the Purchaser, without prejudice to its rights in respect of any other Misrepresentation or breach of the same or any other representation or warranty; and

(b) notwithstanding the Closing, will survive the Closing, provided that the Purchaser will only be liable to Sino Gold under a Claim by Sino Gold against the Purchaser, including a Claim in respect of or based upon any representation or warranty made by the Purchaser pursuant to Section 6.1, if Sino Gold:

(i) gives Notice to the Purchaser of such Claim no later than after Closing; and

[REDACTED: TIME PERIODS]

(ii) pursuant to Section 17.6, commences dispute resolution procedures, in respect of such Claim, within of such Notice, provided that if the applicable Parties are engaged in ongoing discussions relating to such Claim or the settlement thereof, then such period will not begin to run until the date such discussions are finally terminated.

PART 7
REPRESENTATIONS, WARRANTIES AND ACKNOWLEDGEMENTS OF THE GUARANTOR

7.1 Representations and Warranties of the Guarantor

The Guarantor hereby represents, warrants and acknowledges to Sino Gold that, as of the Execution Date and the Closing Date:

(a) it is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation;

(b) it has full power and capacity to carry on its business and to enter into this Agreement and any instrument referred to or contemplated by this Agreement and to perform its obligations under this Agreement;

(c) other than the Transaction Required Approval and the Purchaser's Required Approvals, there are no governmental or other non-governmental Authorizations required to be obtained by the Guarantor prior to the execution, delivery and performance under this Agreement;

(d) subject to obtaining the Transaction Required Approval and the Purchaser's Required Approvals, it has duly obtained any necessary governmental and other non-corporate Authorizations for its execution and performance of this Agreement;

(e) the execution, delivery and performance of this Agreement by the Guarantor and the matters contemplated herein have been duly authorized by all necessary corporate action and no other corporate proceedings by the Guarantor are necessary to authorize this

Agreement and the matters contemplated herein, with the exception of the Guarantee Approval;

(f) the execution, delivery and performance of this Agreement by the Guarantor do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(i) contravene or result in any violation or breach of any provision of;

(ii) require any consent, approval or notice under; or

(iii) constitute a default (or an event which, with notice, or lapse of time or both, would constitute a default) under,

its articles or by-laws or equivalent constating documents;

(g) it is not a Person or Controlled by a Person or Persons identified on a list established under:

(i) section 83.05 of the *Criminal Code (Canada)*;

(ii) any regulations of the United Nations pertaining to terrorism or special economic measures; or

(iii) any sanctions imposed by the Canadian government, the United States government or any other government having authority over ELD, Sino Gold or any Affiliate of ELD, including Canadian sanctions imposed under the *Canadian Special Economic Measures Act* and the *Freezing Assets of Corrupt Officials Act*, as revised;

(h) this Agreement has been duly executed and delivered by it; and

(i) this Agreement constitutes a legal, valid and binding agreement of it enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Applicable Laws affecting the enforcement of creditors' rights generally, and general equitable principles, and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

7.2 No Reliance Acknowledgement of Sino Gold

Sino Gold acknowledges, represents, warrants and agrees that, except as expressly set forth in this Agreement, the Confidentiality Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement, at no time has:

(a) the Guarantor or any of its Affiliates, or any person on behalf of the Guarantor or any of its Affiliates, made or given; or

(b) Sino Gold relied on,

any representation, warranty, promise or undertaking in respect of the Acquisition and the subject matter thereof.

7.3 Guarantor Acknowledgement of Reliance

The Guarantor acknowledges that Sino Gold is relying upon the Guarantor Reps in connection with the execution, delivery and performance of this Agreement.

7.4 In Favour of Sino Gold

The Guarantor Reps and the acknowledgement set out in Section 7.3:

(a) are provided for the exclusive benefit of Sino Gold and any Misrepresentation or breach thereof may be waived by Sino Gold, in whole or in part, by Notice from Sino Gold to the Guarantor, without prejudice to its rights in respect of any other Misrepresentation or breach of the same or any other representation or warranty; and

(b) notwithstanding the Closing, will survive the Closing, provided that the Guarantor will only be liable to Sino Gold under a Claim by Sino Gold against the Guarantor, including a Claim under Part 12 or in respect of or based upon any representation or warranty made by the Purchaser pursuant to Section 7.1, if Sino Gold:

  (i) gives Notice to the Guarantor of such Claim no later than after Closing; and

  (ii) pursuant to Section 17.6, commences dispute resolution procedures, in respect of such Claim, withir if such Notice, provided that if the applicable Parties are engaged in ongoing discussions relating to such Claim or the settlement thereof, then such period will not begin to run until the date such discussions are finally terminated. [REDACTED: TIME PERIODS

PART 8
QUALIFICATIONS AND LIMITATIONS ON SINO GOLD CLAIMS

8.1 Disclosure

(a) The Purchaser acknowledges and agrees that it is aware of, and will be deemed as having actual knowledge of, all facts, matters and circumstances that:

  (i) are provided for or described in this Agreement;

  (ii) are disclosed in the Data Room;

  (iii) are disclosed in the ELD Public Documents;

  (iv) would have been known to the Purchaser had the Purchaser conducted searches, prior to the Execution Date, of public records maintained by Governmental Authorities in respect of the SGM Group members;

  (v) are within the actual knowledge of the Purchaser as at the Execution Date;

  (vi) pertain to anything arising from or pertaining to:

[REDACTED: SPECIFIC DISCLOSURE ITEMS]

(b) The Purchaser and Sino Gold acknowledge that the Purchase Price has been adjusted to take into account the impact of the matters detailed in Section 8.1(a)(vi) on the Purchase Price and except any adjustments required pursuant to Sections 8.11 and 11.1 there shall be no further adjustments to the Purchase Price.

(c) The Purchaser must not make a Sino Gold Claim and Sino Gold will not be in breach of a Sino Gold Rep if the facts, matters or circumstances giving rise to such Sino Gold Claim are disclosed or are deemed to have been disclosed under Section 8.1(a).

(d) The Purchaser and Sino Gold must not make a Claim that relates to a matter which has been accounted for in the Purchase Price as described in Section 8.1(b) and the Purchaser and Sino Gold will not be in breach of any Sino Gold Rep or Purchaser Rep as the case may be in respect of such matters;

(e) The Purchaser:

(i) releases Sino Gold, ELD and all ELD Affiliates and all their respective directors, officers and Legal Representatives of all liability; and

(ii) agrees to indemnify and save harmless Sino Gold, ELD and all ELD Affiliates and all their respective directors, officers and Legal Representatives from any Claim made by any third party,

in respect of the facts, matters or circumstances relating to the issues set out in Sections 8.1(a)(vi).

8.2 Opinions, Estimates and Forecasts

(a) The Parties acknowledge that Sino Gold or any Affiliate of Sino Gold is not under any obligation to provide the Purchaser or its Affiliates with any information on the future financial performance or prospects of the SGM Group.

(b) If the Purchaser or any of its Affiliates has received opinions, views, estimates, projections, business plans, budgets or other forecasts in respect of the SGM Group, then the Purchaser acknowledges and agrees that:

(i) there are uncertainties inherent in these estimates, projections, business plans, budgets and forecasts and the Purchaser is familiar with these uncertainties;

(ii) the Purchaser takes full responsibility for making its own evaluation of the adequacy and accuracy of all opinions, views, estimates, projections, business plans, budgets and other forecasts furnished to it; and

(iii) Sino Gold or any Affiliate of Sino Gold is not liable under any Claim arising out of or relating to any opinions, views, estimates, projections, business plans, budgets or other forecasts in respect of the SGM Group.

8.3 Threshold and Cap

(a) Subject to Sections 8.3(e) and 17.2(m), Sino Gold or any Affiliate of Sino Gold is not liable under a Sino Gold Claim, unless the amount finally agreed or determined pursuant to dispute resolution in accordance with Section 17.6 to be payable in respect of such Sino Gold Claim:

(i)

(ii) either:

(A) alone; or

(B) together with the amount finally agreed or determined, pursuant to dispute resolution in accordance with Section 17.6, to be payable in respect of other Sino Gold Claims,

(b) The maximum aggregate amount which Sino Gold and any Affiliate of Sino Gold is required to pay in respect of all Sino Gold Claims, other than an Excluded Claim, is limited to

(c) The maximum aggregate amount which Sino Gold and any Affiliate of Sino Gold is required to pay in respect of all Excluded Claims, is limited to provided that, for the avoidance of doubt, the maximum aggregate liability of Sino Gold and any Affiliate of Sino Gold for all Sino Gold Claims cannot exceed

(d) For the purposes of Section 8.3(a):

(i) Sino Gold Claims arising out of separate sets of facts, matters or circumstances will not be treated as one Sino Gold Claim, even if each set of facts, matters or circumstances may be a breach of the same Sino Gold Rep; and

(ii) Sino Gold Claims of the same or similar nature arising out of the same or similar facts, matters and circumstances will be treated as one Sino Gold Claim.

(e) Section 8.3(a) shall not apply to any Claim based on any default in respect of Section 11.6.

[REDACTED AMOUNTS]

8.4 Time Limits

Sino Gold and the Affiliates of Sino Gold will only be liable under a Sino Gold Claim if the Purchaser:

(a) gives Notice to Sino Gold of such Sino Gold Claim no later than after Closing; and

(b) pursuant to Section 17.6, commences dispute resolution procedures, in respect of such Sino Gold Claim, within of such Notice, provided that if the applicable Parties are engaged in ongoing discussions relating to such Sino Gold Claim or the settlement thereof, then such period will not begin to run until the date such discussions are finally terminated.

[REDACTED TIME PERIODS]

8.5 Recovery Under Other Rights and Reimbursement

(a) Sino Gold and the Affiliates of Sino Gold are not liable under a Sino Gold Claim for any Loss that the Purchaser has recovered, or has been compensated for by any other means, whether by way of contract, indemnity or otherwise (including under a policy of insurance or from a Governmental Authority).

(b) If, after Sino Gold or any Affiliate of Sino Gold has made a payment in respect of a Sino Gold Claim, the Purchaser has recovered or has been compensated by any other means for any Loss that gave rise to the Sino Gold Claim, then the Purchaser must immediately pay to Sino Gold or any Affiliate of Sino Gold, as the case may be, the amount of the Loss that was so recovered or compensated for, less all costs and expenses, including the net present value of any increased insurance premiums, incurred by the Purchaser by reason of such recovered or compensated Loss.

8.6 Disposal of the SGM Group Business

Sino Gold and the Affiliates of Sino Gold are not liable under a Sino Gold Claim if:

(a) the Guarantor ceases to have any direct or indirect interest in the SGM Group member in respect of which the Sino Gold Claim arises; or

(b) all or substantially all of:

(i) the SGM Group Business has; or

(ii) the assets of the SGM Group member in respect of which the Sino Gold Claim arises have,

are owned and Controlled by neither the Purchaser or the Guarantor.

8.7 Mitigation of Loss

(a) The Purchaser must, and must cause each of its Affiliates and members of the SGM Group to, take all commercially reasonable efforts to mitigate any Loss that may give rise to a Sino Gold Claim.

(b) If the Purchaser does not comply with Section 8.7(a) and compliance with Section 8.7(a) would have mitigated the Loss, then Sino Gold and the Affiliates of Sino Gold are not liable for the amount by which the Loss would have been reduced had such mitigation taken place.

8.8 General Limitations

Sino Gold and the Affiliates of Sino Gold are not liable under any Sino Gold Claim for any Loss or amount to the extent such Loss or amount:

(a) has been included as a specific provision, allowance, reserve or accrual in any:

(i) Financial Statements;

(ii) SGM Group Trial Balance; or

(iii) financial statements or other financial information of a member of the SGM Group;

(b) is a contingent Loss, unless and until the Loss becomes an actual Loss;

(c) arises from the Existing State of the Mines;

(d) arises from any act or omission by or on behalf of Sino Gold or any Affiliate of Sino Gold or an SGM Group member before Closing, that occurred:

(i) with the written consent; or

(ii) at the written direction or instruction

of the Purchaser;

(e) arises from anything done or not done after Closing by or on behalf of the Purchaser, other than an act or omission of the Purchaser:

(i) in reliance on this Agreement, to satisfy any of the Purchaser's obligations under this Agreement (including under Section 8.7); or

(ii) subject to Section 8.8(g), to satisfy any obligation under any legislation, regulations or judicial or governmental requirement in force as at Closing;

(f) arises as a result of the Purchaser adopting a different accounting or tax treatment than that which was applicable prior to Closing;

(g) arises from the enactment or amendment of any legislation or regulations, a change in the judicial or administrative interpretation of the law, a change in the practice or policy of any Governmental Authority after the Execution Date, including legislation, regulations, amendments, interpretation, practice or policy that has a retrospective effect;

(h) would not have arisen but for a:

(i) change in ownership of the SGM Group; or

(ii) restructure of the SGM Group Business,

on or after Closing;

(i) is a special loss or damage, indirect loss or damage or consequential loss or damage; or

(j) is remediable, provided it is remedied to the satisfaction of the Purchaser, acting reasonably, within thirty (30) Business Days after Sino Gold receives Notice of the Sino Gold Claim.

8.9 The Purchaser Benefits

In assessing any Loss recoverable by the Purchaser as a result of any Sino Gold Claim, there must be taken into account any benefit that has accrued to the Purchaser (including the amount of any relief, allowance, exemption, exclusion, set-off, deduction, loss, rebate, refund or credit granted in respect of a tax or duty under any law obtained or obtainable by the Purchaser and any amount by which any tax for

which the Purchaser is or may be liable to be assessed or accountable is reduced or extinguished), arising directly from the matter that gives rise to that Sino Gold Claim.

8.10 Remedies and Liability Under Agreement Only

(a) It is the intention of the Parties that the Purchaser's remedies in connection with this Agreement will be restricted to those set out in this Agreement.

(b) The liability of Sino Gold or any Affiliate of Sino Gold under a Sino Gold Claim, including resulting from or implied by conduct made in the course of communications or negotiations in respect of:

(A) the Acquisition;

(B) the matters being the subject of this Agreement; or

(C) the contents of the Data Room,

is restricted to liability arising under the terms of this Agreement, except where such Sino Gold Claim is made pursuant to a statutory right or other Claim that cannot be excluded by contract.

8.11 Payments affecting the Purchase Price

Any payment made by:

(a) Sino Gold to the Purchaser in respect of any Sino Gold Claim will be deemed a payment made in reduction of the Purchase Price; and

(b) the Purchaser to Sino Gold (including a reimbursement) in respect of any Claim by Sino Gold against the Purchaser will be deemed a payment made in increase of the Purchase Price.

8.12 Independent Limitations

Each qualification and limitation in this Part 8 is to be construed independently of the others and is not limited by any other qualification or limitation.

8.13 Eastern Dragon Issues

[REDACTED LIMITED INDEMNITY]

MW

PART 9
THIRD PARTY CLAIMS

9.1 Notice of Third Party Claim

Subject to Section 8.1(e), if, after Closing, any Claim is advanced by a third party against any SGM Group member, which Claim might reasonably be expected to give rise to a Sino Gold Claim, then the Purchaser shall promptly give Notice to Sino Gold, such Notice providing full details of the Claim advanced by the third party.

9.2 Notice of Third Party Proceeding

If any Claim by a third party results in a Proceeding being commenced against any SGM Group member, which Proceeding might reasonably be expected to give rise to a Sino Gold Claim, then the Purchaser shall promptly give Notice to Sino Gold of the commencement of the Proceeding.

9.3 Sino Gold Election

Sino Gold shall be entitled to elect, by Notice to the Purchaser, to:

(a) participate in all dealings with a third party pertaining to a Claim pursuant to Section 9.1, including any Proceeding; and

(b) subject to the provisions of this Part 9 to assume the exclusive right to defend (with counsel satisfactory to the Purchaser, acting reasonably), compromise, or settle a Proceeding pursuant to Section 9.2,

and in each case, the Purchaser shall provide reasonable co-operation to Sino Gold in such regard.

9.4 Purchaser Reimbursement

Subject to Section 9.5, to the extent that Sino Gold wishes to assume the defence of a Proceeding pursuant to Section 9.2 with counsel satisfactory to the Purchaser, acting reasonably, Sino Gold may do so provided it reimburses the Purchaser for all of its out-of-pocket expenses arising prior to or in connection with such assumption.

9.5 Exception

Sino Gold may not, pursuant to Section 9.3(b), assume or continue the defence of the Proceeding without the written consent of the Purchaser if Sino Gold:

(a) is also a party to the Proceeding and the Purchaser determines in good faith that joint representation would be inappropriate;

(b) fails, when requested by the Purchaser, to provide assurance acceptable to the Purchaser, acting reasonably, of Sino Gold's financial capacity to defend the Proceeding; or

(c) fails to conduct the defence of the Proceeding with reasonable diligence.

9.6 Defence Expenses

After Notice, pursuant to Section 9.3(b), from Sino Gold to the Purchaser of its election to assume the defence of the Proceeding, subject to Section 9.4, Sino Gold will not, as long as it diligently conducts such defence, be liable to the Purchaser for any fees of other counsel or any other expenses with respect to the defence of the Proceeding, in each case subsequently incurred by the Purchaser in connection with the defence of the Proceeding, except for such reasonable fees and expenses that the Purchaser incurs in cooperating or assisting, at Sino Gold's request, in the defence of the Proceeding.

9.7 Sino Gold Compromise or Settlement

If Sino Gold, pursuant to Section 9.3(b), assumes the defence of a Proceeding, no compromise or settlement of such claims may be made by Sino Gold without the Purchaser's consent unless:

(a) there is no finding or admission of any violation of laws or any violation of the rights of any Person and no effect on any other claims that may be made against the Purchaser; and

(b) the sole relief provided is monetary damages that are paid in full by Sino Gold,

and the Purchaser will have no liability with respect to any compromise or settlement of such claims effected without its consent.

9.8 Defence by the Purchaser

Notwithstanding the foregoing, if the Purchaser determines in good faith that there is a reasonable probability that a Proceeding pursuant to Section 9.2 may adversely affect it or its Affiliates other than as a result of monetary damages for which it may be entitled to indemnification under this Agreement, then the Purchaser may, by Notice to Sino Gold, assume the exclusive right to defend, compromise, or settle the Proceeding, however, in such case, Sino Gold will not be bound by any determination of a Proceeding so defended or any compromise or settlement effected without its written consent (which may not be unreasonably withheld).

9.9 Purchaser Co-operation

Where the defence of a Proceeding is being undertaken by Sino Gold, the Purchaser and its Affiliates will use all commercially reasonable efforts to make available to Sino Gold those employees whose assistance, testimony or presence is necessary to assist Sino Gold in evaluating and defending any such Proceeding, provided that Sino Gold shall be responsible for the expense associated with any employees made available by the Purchaser to Sino Gold pursuant to this Part 9, which expense shall be equal to an amount to be mutually agreed upon per person per hour or per day for each day or portion thereof that the employees are assisting Sino Gold and which expenses shall not exceed the actual cost to the Purchaser associated with such employees.

9.10 Sharing Information

With respect to any Proceeding of which Sino Gold has assumed defence, the Purchaser shall, as and when requested by Sino Gold, use its commercially reasonable efforts to make available to Sino Gold or its representatives, on a timely basis, all documents, records and other materials in the possession of the Purchaser, at the expense of Sino Gold, reasonably required by Sino Gold for its use in defending any such Proceeding and shall otherwise cooperate on a timely basis with Sino Gold in the defence of such Proceeding.

PART 10
ADDITIONAL COVENANTS REGARDING CONDUCT OF THE SGM GROUP BUSINESS PRIOR TO AND FOLLOWING CLOSING

10.1 Conduct of SGM Group Business Prior to Closing

From the Execution Date up to and including the Closing Date, Sino Gold will use commercially reasonable efforts to conduct the SGM Group Business in the ordinary course, and in a manner consistent with this Agreement, unless otherwise agreed in writing by the Purchaser. Without limiting the foregoing Sino Gold will:

(a) cause each of the SGM Group members from the Execution Date up to the Closing, to:

(i) use commercially reasonable efforts to maintain the SGM Group Assets and conduct the SGM Group Business:

(A) in the ordinary course;

(B) consistent with the current Operating Company budgets and plans; and

(C) consistent with the manner in which the SGM Group Assets and the SGM Group Business were maintained and conducted immediately prior to the Execution Date;

(ii) assist the Purchaser in the identification of key SGM Group employees;

(iii) use commercially reasonable efforts to preserve its relationships with Governmental Authorities, customers, suppliers, licensors, licensees, joint venturers, regulatory authorities and others with whom it has business dealings;

(iv) use commercially reasonable efforts to preserve intact its present business organization;

(v) in the ordinary course of business, use commercially reasonable efforts in seeking to obtain any Authorization necessary for the conduct of the SGM Group Business;

(vi) maintain in full force and effect until the Closing such levels of coverage of insurance with respect to its SGM Group Assets, operations and activities as is currently maintained;

(vii) maintain its books and records in accordance with its current practice and accounting standards;

(viii) advise the Purchaser if any dividends are declared or paid:

(A) between members of the SGM Group; or

(B) from the SGM Group to Sino Gold or any Affiliate of Sino Gold;

and

(ix) not, other than with the prior written approval of the Purchaser, not to be unreasonably withheld, or as required or permitted by this Agreement:

(A) subject to Section 4.1(jj)(iii), amend its constitutional or constating documents;

(B) materially change its corporate management structure;

(C) incur any capital expenditures or any obligations or liabilities outside the current respective Operating Company budget and plan unless in the case of emergency;

(D) sell, lease or otherwise transfer, or create or incur any Encumbrance on, any of the SGM Group Assets, other than in ordinary course of business;

(E) make any loans, advances or capital contributions to, or investments in, any other Person outside the SGM Group, other than in the ordinary course of business;

(F) create, incur, assume, any indebtedness for borrowed money or guarantees other than in the ordinary course of business;

(G) enter into related party contracts with Sino Gold, ELD or their Affiliates except in the ordinary course of business; or

(H) change the policies and methods of accounting or tax reporting, except as required by Applicable Law or applicable accounting standards,

provided that the Entrusted Loan Amendments shall not be subject to the above provisions of Section 10.1(a)(ix).

(b) from the Execution Date up to the Closing, permit (and cause each Operating Company to permit) the Purchaser to have one or more monitoring representatives (to a maximum of two (2) persons at each mine site at any one time), provided that:

(i) such permission shall require reasonable prior notice from the Purchaser to Sino Gold;

(ii) such permission, on the reasonable exercise of its discretion, may be withheld or revoked by Sino Gold in respect of a particular monitoring representative if reasonable grounds exist to withhold or revoke such permission, provided that

(A) written reasons therefor are provided to the Purchaser within two (2) Business Days; and

(B) the Purchaser is allowed to designate a replacement monitoring representative;

and

(iii) each monitoring representative must conduct himself or herself:

(A) in a manner calculated to minimize disruption of the SGM Group Business; and

(B) on reasonable terms specified by ELD and Sino Gold.

(c) from the Execution Date up to the Closing, advise and consult with the Purchaser in respect of discussions with CDH regarding the CDH Purchase;

(d) within twenty (20) days of each month end following the Execution Date and prior to the Closing Date, calculate the Estimated Working Capital Amount in respect of such month end and provide Notice of same to the Purchaser;

(e) within three (3) Business Days of each month end following the Execution Date and prior to the Closing Date, calculate the Estimated Cash Amount in respect of such month end and provide Notice of same to the Purchaser; and

(f) notwithstanding any other provisions in Section 4.1 or 10.1, on or before Closing, cause all intercorporate indebtedness owing by any member of the SGM Group to:

(i) Sino Gold; or

(ii) any Affiliate of Sino Gold other than a member of the SGM Group,

to no longer be liabilities of the SGM Group, including by capitalization, forgiveness of debt or loan assignment, and for all Encumbrances in connection therewith (if any) to be released.

10.2 Distributions Post-Execution Date and Prior to Closing

The Purchaser acknowledges and agrees that, post-Execution Date and prior to Closing, monies may be distributed between members of the SGM Group, and from the SGM Group to Sino Gold or any Affiliate of Sino Gold, in any manner. [REDACTED : EXAMPLE]

10.3 ELD Network

After Closing, access to:

(a) the domain name "cn.eldoradogold.com" and "eldoradobarbados.com";

(b) servers of ELD and any Affiliate of ELD other than a member of the SGM Group;

(c) Documentum;

(d) E-room; and

(e) any similar data system of ELD or any Affiliate of ELD, other than a member of the SGM Group, in which SGM Group data or information is resident,

will no longer be legally available to any SGM Group member or its employees.

10.4 Cooperation

(a) Between the Execution Date and the Closing Date, Sino Gold will use commercially reasonable efforts to assist the Purchaser with the preparation for the transfer of the SGM Group SAP/Excel Data to the Purchaser's financial software platform with such transfer to occur on the Closing Date or as soon as practicable thereafter.

(b) Sino Gold will provide all reasonable assistance to the Purchaser post Closing with respect to the change of signatories of the bank accounts of the members of the SGM Group.

10.5 Conduct of SGM Group Business Following Closing

Following the Closing, the Purchaser:

(a) acknowledges its intention that, if the Purchaser determines to terminate the services of any of the senior managers and/or any employee of any SGM Group member, then it intends to comply with all applicable employment agreements, Applicable Laws and, in particular, all statutory and other obligations in respect of the termination of the services for all such Persons;

(b) promptly initiate and complete the name change of:

(i) Eldorado Gold Jilin Jincheng Mining Limited; and

(ii) Eldorado Gold Baishan Hanwang Xiaoshiren Mining Ltd;

to a name that does not use or include the word 'Eldorado' or any variant thereof, and the Purchaser agrees to provide ELD with regular updates on the progress in regards to such name changes;

(c) within a reasonable period following Closing, discontinue the use of the name 'Eldorado' or any variant thereof in all business activities of all members of the SGM Group provided that the Purchaser and the SGM Group members may continue to reference the 'Eldorado' name solely for the purposes of accurately describing the historical ownership and activities of the SGM Group Business;

(d) will promptly take all required action to change the directors, officers and Legal Representatives (if Applicable) of all members of the SGM Group such that the persons whose resignations were delivered to the Purchaser pursuant to Section 2.8(f) are, effective on the Closing Date, no longer directors, officers or Legal Representatives (if Applicable) of any members of the SGM Group;

(e) will provide and facilitate representatives of ELD and Sino Gold's auditors with reasonable access to all accounting records and source documents of the SGM Group pertaining to the period up to and including the Closing;

(i) upon reasonable notice;

(ii) for a reasonable number of occasions; and

(iii) during normal business hours,

and provide all reasonable co-operation in respect thereto, subject to Applicable Laws, provided that Sino Gold shall reimburse the Purchaser for its reasonable costs in providing such assistance; and

(f) will, in respect of Personal Information:

(i) maintain its confidentiality;

(ii) use reasonable security measures to protect it from reasonably foreseeable risks, including unauthorized access, use, disclosure, copying, modification and destruction; and

(iii) use and disclose it:

(A) only in compliance with Applicable Law; and

(B) strictly within the scope and for the limited purposes for which it was collected, used or disclosed by ELD or Sino Gold or an Affiliate of ELD.

10.6 Access for Investigation

(a) Between the Execution Date and the Closing Date, on the written consent of a member of ELD Senior Management, such consent not to be unreasonably withheld, Sino Gold will permit the Purchaser and the Purchaser's Advisors to have access to the:

(i) Data Room; and

(ii) ELD Senior Management.

(b) The access pursuant to Section 10.6(a), in each case, must be:

(i) upon reasonable notice to ELD and Sino Gold;

(ii) for a reasonable number of occasions, as determined by ELD and Sino Gold, acting reasonably; and

(iii) conducted:

(A) during normal business hours;

(B) in a manner calculated to minimize disruption of the SGM Group Business; and

(C) on reasonable terms specified by ELD and Sino Gold, acting reasonably.

10.7 Required Filings and Regulatory Requests

(a) Between the Execution Date and the Closing Date, each Party will cooperate with the other Parties with respect to any:

(i) filings with Governmental Authorities that a Party is required to make in connection with the Acquisition and which can be made before Closing;

(ii) applications for any Required Approvals; and

(iii) applications in respect of PRC anti-trust law, relating to the Acquisition.

(b) As promptly as practicable after the Execution Date, each of Sino Gold and the Purchaser will make all filings with Governmental Authorities required to be made by such Party in order to consummate the Acquisition.

(c) As promptly as practicable after the Closing Date, each of Sino Gold and the Purchaser will:

(i) make all filings with Governmental Authorities; and

(ii) do all things lawfully required by Governmental Authorities to be done by such Party,

arising from the Acquisition.

(d) Both prior to and subsequent to Closing, each of the Parties will, subject to Applicable Law, provide all commercially reasonable assistance and cooperation to each other Party in respect of:

(i) the preparation, execution, delivery and filing of any reports, undertakings and other documents as required by any Governmental Authority in compliance with Applicable Law, including PRC Law, provided that any information provided by a Party in respect thereof shall remain confidential except as required by Applicable Law; and

(ii) responding to any lawful enquiry or requests of any Governmental Authority, including any securities regulators, exchanges and self-regulatory organizations or agencies and FINRA.

in respect of the Acquisition and the transfer of the Subject Shares to the Purchaser.

10.8 Permitted Acts

Nothing in Section 10.1 restricts ELD, Sino Gold or any SGM Group member from doing any action that is:

(a) contemplated in this Agreement or the Data Room;

(b) reasonably and prudently appropriate to respond to an emergency or disaster (including a situation giving rise to a risk of personal injury or damage to property);

(c) necessary for a member of the SGM Group to meet its legal or contractual obligations;

(d) in the ordinary course of carrying out its business; or

(e) approved by the Purchaser, such approval not to be unreasonably withheld or delayed,

all of which actions are permitted.

10.9 Advisors and Privilege

The Purchaser acknowledges and agrees as follows regarding privilege and confidentiality:

(a) [REDACTED: NAMES] law firms (collectively, the "**Advisors**" and individually, an "**Advisor**") have advised ELD and Affiliates of ELD (including Sino Gold and SGM Group members) in connection with:

(i) this Agreement;

(ii) the transactions contemplated hereby; and

(iii) matters involving the SGM Group Business;

(collectively, the "**Privileged Matters**");

(b) communications and work-product related to the Privileged Matters (collectively, the "**Privileged Material**") were generated between:

(i) an Advisor and ELD or an Affiliate of ELD (including Sino Gold); or

(ii) an Advisor and an SGM Group member;

(c) the Privileged Material was necessary for ELD and Sino Gold to consider and formulate either:

(i) the transactions contemplated by this Agreement; or

(ii) strategic decisions regarding sensitive ELD and/or Sino Gold business matters.

(d) the maintenance, after the Closing, of the confidentiality of the Privileged Material:

(i) was always intended by the Advisors, Sino Gold and ELD; and

(ii) is essential to the maintenance of the relationship between the Advisors and ELD and/or Sino Gold;

and

(e) effective on the Closing:

(i) the Privileged Material shall, for the purposes of

(A) any dispute between:

(I) the Purchaser or any SGM Group member(s); and

(II) ELD or an Affiliate of ELD (including Sino Gold);

or

(B) any claim by:

(I) any third party;

(II) the Purchaser; or

(III) any SGM Group member(s),

against ELD or an Affiliate of ELD (including Sino Gold),

(the "**Purposes**"),

be deemed to be confidential and privileged communications exclusively of ELD and Sino Gold, not of any SGM Group member(s) and any interest of the Purchaser and any SGM Group member(s) therein is deemed assigned to ELD and Sino Gold ;

(ii) the privilege and confidentiality detailed in Section 10.9(e)(i) may be waived only by the written agreement of ELD and Sino Gold or by order of a court or tribunal of competent jurisdiction and, unless either:

(A) so waived; or

(B) in the case of a claim against ELD or an Affiliate of ELD (including Sino Gold) of fraud or illegality,

the Purchaser and each SGM Group member shall not have a right of access to, disclosure of or use of the Privileged Material for the Purposes;

(iii) the Purchaser and each SGM Group member shall not seek to have any Advisor disqualified from representing ELD or Sino Gold, either individually or in a group, in any dispute that may arise between:

(A) ELD or an Affiliate of ELD (including Sino Gold); and

(B) the Purchaser or any SGM Group member(s),

based upon, arising out of or related in any way to the Privileged Matters;

and

(iv) the Purchaser and each SGM Group member shall not seek to compel:

(A) ELD, or an Affiliate of ELD (including Sino Gold) or any of the Advisors to produce the Privileged Materials in any legal process or other proceedings; or

(B) any representative of ELD or an Affiliate of ELD (including Sino Gold) or any of the Advisors to give evidence or testify about the Privileged Materials in any legal process or other proceedings.

10.10 Offshore Deposit Escrow

The Purchaser covenants that it will, after the Execution Date, make all commercially reasonable efforts to arrange a deposit of US$30,000,000 in Australia pursuant to an Australian escrow agreement, substantially in the form attached as Schedule U and, if successful:

(a) the Purchaser and Sino Gold will do all things and make all necessary directions so as to:

(i) substitute such new deposit and new deposit escrow arrangement in the place of the current Deposit and current Deposit Escrow Document; and

(ii) following such substitution, procure payment of the Deposit to the Purchaser;

(b) the definitions '*Deposit*', '*Deposit Escrow Agent*', '*Deposit Escrow Document*' and '*Deposit Release Notice*' herein, shall all be amended to reflect such new arrangement; and

(c) this Agreement shall be amended to reflect that, on Closing:

(i) the Purchaser shall pay Sino Gold the Closing Cash Consideration (not including the Deposit) in US$ in Australia; and

(ii) the escrowed US$ Deposit shall be released to Sino Gold.

PART 11
WORKING CAPITAL AND CASH ADJUSTMENT

11.1 Working Capital and Cash Adjustment

The Parties agree that the Purchase Price will be adjusted as follows:

(a) if the Closing Date Working Capital Amount is greater than the Pre-Closing Working Capital Amount, then the Purchase Price will be increased by an amount equal to the difference between the Closing Date Working Capital Amount and the Pre-Closing Working Capital Amount (the "**Working Capital Increase**");

(b) if the Pre-Closing Working Capital Amount is greater than the Closing Date Working Capital Amount, then the Purchase Price will be decreased by an amount equal to the difference between the Pre-Closing Working Capital Amount and the Closing Date Working Capital Amount (the "**Working Capital Deficiency**");

(c) if the Closing Date Cash Amount is greater than the Pre-Closing Cash Amount, then the Purchase Price will be increased by an amount equal to the difference between the Closing Date Cash Amount and the Pre-Closing Cash Amount (the "**Cash Increase**"); and

(d) if the Pre-Closing Cash Amount is greater than the Closing Date Cash Amount, then the Purchase Price will be decreased by an amount equal to the difference between the Pre-Closing Cash Amount and the Closing Date Cash Amount (the "**Cash Deficiency**").

11.2 Accountant's Determination

As promptly as practicable following Closing, but in no event later than thirty (30) days following Closing, Sino Gold shall cause Sino Gold's accountants to:

(a) prepare and deliver to the each of the Parties, such accountants' determination of the:

(i) Closing Date Working Capital Amount, together with a calculation thereof consistent with Schedule L; and

(ii) Closing Date Cash Amount, together with a calculation thereof consistent with Schedule M,

(the "**Accountant's Determination**"); and

(b) make such determination in accordance with:

(i) ELD accounting policies;

(ii) the definition of the Working Capital Amount, including Schedule M; and

(iii) the definition of the Cash Amount.

11.3 Purchaser Co-operation

So as to enable Sino Gold's accountants to prepare the Accountant's Determination, the Purchaser shall provide Sino Gold's accountants with reasonable and prompt access to all SGM Group financial information, as at Closing, as is reasonably necessary for such purpose.

11.4 Review Period and Proposed Adjustment Notice

(a) The Purchaser shall have twenty (20) Business Days from the delivery of the Accountant's Determination (the "**Review Period**") to review and consider the Accountant's Determination.

(b) Sino Gold must provide all reasonable co-operation to the Purchaser during the Review Period in respect of the review, including providing the Purchaser and its representatives with reasonable access, during normal business hours, to Sino Gold's accountant to the extent such access is determined by the Purchaser, acting reasonably, to be necessary to its review of the Accountant's Determination.

(c) If the Purchaser believes that Accountant's Determination was not prepared in accordance with this Agreement, then the Purchaser may deliver to Sino Gold, prior to the expiration of the Review Period, a Notice (a "**Proposed Adjustment Notice**"), which Notice must:

(i) identify the item or items on the Accountant's Determination which the Purchaser considers not to have been prepared in accordance with this Agreement; and

(ii) propose an alternative Closing Date Working Capital Amount and/or Closing Date Cash Amount made in accordance with Section 11.2(b), with supporting calculations.

(d) If the Purchaser, prior to the expiration of the Review Period:

(i) duly delivers a Proposed Adjustment Notice, then the provisions of Section 11.8 shall be applicable; or

(ii) does not duly deliver a Proposed Adjustment Notice to Sino Gold, then the Accountant's Determination shall become final, binding and conclusive on the Parties and shall not be subject to dispute resolution pursuant to Section 17.6.

11.5 Payment of Working Capital or Cash Adjustment

Any Working Capital Increase or Cash Increase (subject to set off pursuant to Section 11.7) must be paid or satisfied:

(a) within ten (10) Business Days after the later of:

(i) the expiration of the Review Period; and

(ii) if a Proposed Adjustment Notice is duly delivered pursuant to Section 11.4(c), the date of the final determination of the Closing Date Working Capital Amount and/or the Closing Date Cash Amount pursuant to Section 11.8;

and

(b) by the Purchaser through payment of a certified cheque, bank draft, or wire transfer by the Purchaser to:

(i) the Tax Escrow Agent in the amount of 10% of such Working Capital Increase and Cash Increase, as an additional contribution to the Escrowed Funds, to be held pursuant to the Tax Escrow Document; and

(ii) Sino Gold, the balance.

11.6 Payment of Working Capital Deficiency

Any Working Capital Deficiency and Cash Deficiency (subject to set off pursuant to Section 11.7) must be paid or satisfied by Sino Gold through payment by Sino Gold to the Purchaser of a certified cheque, bank draft, or wire transfer within five (5) Business Days after the later of:

(a) the expiration of the Review Period; and

(b) if a Proposed Adjustment Notice is duly delivered pursuant to Section 11.4(c), the date of the final determination of the Closing Date Working Capital Amount and/or the Closing Date Cash Amount pursuant to Section 11.8.

11.7 Set Off

If, at the time that a payment is due and payable pursuant to Sections 11.5 and 11.6, there exists both payments due to the:

(a) Purchaser; and

(b) Sino Gold,

then a set off shall apply so that the net amount is payable.

11.8 Resolution

(a) If a Proposed Adjustment Notice is duly delivered pursuant to Section 11.4(c), then the Parties shall, for a twenty (20) Business Day period commencing on the date of delivery of the Proposed Adjustment Notice (the "**Initial Dispute Period**"), engage in good faith negotiation of the Closing Date Working Capital Amount and/or the Closing Date Cash Amount.

(b) If, within the Initial Dispute Period, the Parties cannot agree upon the Closing Date Working Capital Amount and/or the Closing Date Cash Amount, then the Parties shall jointly retain the Nominated Resolver to act as the Resolver.

(c) If the Nominated Resolver cannot or is unwilling to determine the Closing Date Working Capital Amount and/or the Closing Date Cash Amount, then the Nominated Resolver must give a notice to the Parties in a manner consistent with Part 16 to such effect.

(d) If the Nominated Resolver gives a notice pursuant to Section 11.8(c) and the Parties cannot agree as to an alternate Person to act as the Resolver within a period of ten (10) Business Days after such notice, then either Party may apply to the Supreme Court of British Columbia to have a Person appointed as the Resolver and such application shall not be subject to dispute resolution pursuant to Section 17.6.

(e) The Resolver shall act promptly to resolve the Closing Date Working Capital Amount and/or the Closing Date Cash Amount in accordance with the terms of this Agreement, it being understood that:

(i) the sole issue for the Resolver shall be to determine the Closing Date Working Capital Amount and/or the Closing Date Cash Amount in accordance with Section 11.2(b);

(ii) subject to Section 11.8(e)(i), the Resolver must exercise its discretion reasonably in determining the Closing Date Working Capital Amount and/or the Closing Date Cash Amount;

(iii) the Resolver must determine the Closing Date Working Capital Amount and/or the Closing Date Cash Amount as soon as reasonably practicable and issue its written decision within thirty (30) days after the appointment of such Resolver, which decision shall be final, binding and conclusive on the Parties and shall not be subject to dispute resolution pursuant to Section 17.6;

(iv) the Parties must cooperate with the Resolver, including:

(A) providing (or causing to be provided) to the Resolver all information and records as reasonably necessary; and

(B) making available at the resolution proceeding all personnel, as is reasonably necessary to permit the Resolver to determine the Closing Date Working Capital Amount and/or the Closing Date Cash Amount;

(v) any Party may submit information or make presentations to the Resolver relating to the Closing Date Working Capital Amount and/or the Closing Date Cash Amount so long as:

(A) a copy of any such submission is provided simultaneously to the other Parties; and

(B) all Parties are allowed to be present during any such presentation;

and

(vi) the fees of the Resolver and the expenses incurred by it in determining the Closing Date Working Capital Amount and/or the Closing Date Cash Amount under this Section shall be borne by:

(A) Sino Gold, if the net amount of the Closing Date Working Capital Amount and/or the Closing Date Cash Amount, as determined by the Resolver is closer to the amount set out in the Proposed Adjustment Notice than to the amount set out in the Accountants Determination, or

(B) the Purchaser, if the net amount of the Closing Date Working Capital Amount and/or the Closing Date Cash Amount, as determined by the Resolver, is closer to the amount set out in the Accountants Determination than to the amount set out in the Proposed Adjustment Notice.

PART 12
GUARANTOR GUARANTEE AND INDEMNITY

12.1 Guarantor Guarantee and Indemnification

The Guarantor:

(a) hereby absolutely, unconditionally and irrevocably guarantees Sino Gold the prompt and complete observance and performance of all the terms, covenants, conditions and provisions to be observed or performed by the Purchaser pursuant to this Agreement and agrees to perform such terms, covenants, conditions and provisions upon the default or non-performance thereof by the Purchaser;

(b) agrees to indemnify and save Sino Gold and its Affiliates and their directors, officers, employees and agents harmless from and against any and all Loss suffered or incurred by Sino Gold that arise out of or relate to any failure of the Purchaser in timely or fully performing or causing to be performed all of the terms, covenants, conditions and provisions to be observed or performed by the Purchaser pursuant to this Agreement; and

(c) shall not transfer or assign all or any part of its obligations set forth in this Section 12.1 without the prior written consent of Sino Gold, which consent may be arbitrarily withheld.

12.2 Absolute and Unconditional

The Guarantor acknowledges and agrees that, save as detailed in Section 7.4(b), the obligations set forth in Section 12.1 are absolute, unconditional, present and continuing and are in no way conditional or contingent upon any event, circumstance, action or omission which might in any way discharge a guarantor or surety in whole or in part.

12.3 Effectiveness

Sections 12.1 and 12.2 are not binding on the Guarantor until such time as the Purchaser delivers the Guarantee Notice to Sino Gold.

PART 13
ELD GUARANTEE AND INDEMNITY

13.1 ELD Guarantee and Indemnification

ELD:

(a) hereby absolutely, unconditionally and irrevocably guarantees the Purchaser the prompt and complete observance and performance of all the terms, covenants, conditions and provisions to be observed or performed by Sino Gold pursuant to this Agreement and agrees to perform such terms, covenants, conditions and provisions upon the default or non-performance thereof by Sino Gold;

(b) agrees to indemnify and save the Purchaser and its Affiliates and their directors, officers, employees and agents harmless from and against any and all Loss suffered or incurred by the Purchaser that arise out of or relate to any failure of Sino Gold in timely or fully performing or causing to be performed all of the terms, covenants, conditions and provisions to be observed or performed by Sino Gold pursuant to this Agreement; and

(c) shall not transfer or assign all or any part of its obligations set forth in this Section 13.1 without the prior written consent of the Purchaser, which consent may be arbitrarily withheld;

provided that each of the above provisions is subject to Part 8, *mutatis mutandis*.

13.2 Absolute and Unconditional

ELD acknowledges and agrees that, save as detailed in Section 5.4(b), the obligations set forth in Section 13.1 are absolute, unconditional, present and continuing and are in no way conditional or contingent upon any event, circumstance, action or omission which might in any way discharge a guarantor or surety in whole or in part.

PART 14
TERMINATION

14.1 Termination

This Agreement may be terminated by:

(a) the mutual written agreement of Sino Gold and the Purchaser;

(b) the Purchaser, if:

(i) Sino Gold fails to deliver to the Purchaser the Notice pursuant to Section 2.6(a), and, within seven (7) Business Days after Notice from the Purchaser, Sino Gold has failed to cure such failure to the satisfaction of the Purchaser, acting reasonably;

(ii) Sino Gold fails to deliver to the Purchaser the deliverables pursuant to in Section 2.8 and, within seven (7) Business Days after Notice from the Purchaser, Sino Gold has failed to cure such failure to the satisfaction of the Purchaser acting reasonably;

(iii) the condition precedent set out in Section 3.1:

(A) as of the Cut Off Date is not satisfied, released or waived in accordance with this Agreement and, within two (2) Business Days after Notice from the Purchaser to Sino Gold, remain unsatisfied, not released or not waived; or

(B) on or before the Cut Off Date, either:

(I) is agreed by Sino Gold and the Purchaser to be incapable of being satisfied; or

(II) becomes incapable of being satisfied,

and is not released or waived in accordance with this Agreement

(iv) the condition precedent set out in Section 3.2(a) is:

(A) not satisfied, released or waived as of the Cut Off Date and, within two (2) Business Days after Notice from the Purchaser to Sino Gold, remains unsatisfied; or

(B) on or before the Cut Off Date, either:

(I) is agreed by Sino Gold and the Purchaser to be incapable of being satisfied; or

(II) becomes incapable of being satisfied,

and is not released or waived in accordance with this Agreement;

(v) the condition precedent set out in Section 3.3(a) is:

(A) not satisfied, released or waived as of the Cut Off Date and, within two (2) Business Days after Notice from the Purchaser to Sino Gold, remain unsatisfied; or

(B) on or before the Cut Off Date, either:

(I) is agreed by Sino Gold and the Purchaser to be incapable of being satisfied; or

(II) becomes incapable of being satisfied,

and is not released or waived in accordance with this Agreement;

(vi) the condition precedent set out in Section 3.3(b):

(A) as of the Cut Off Date is not satisfied, released or waived in accordance with this Agreement and, within two (2) Business Days after Notice from the Purchaser to Sino Gold, remain unsatisfied; or

(B) on or before the Cut Off Date, either:

(I) is agreed by Sino Gold and the Purchaser to be incapable of being satisfied; or

(II) becomes incapable of being satisfied,

and is not released or waived in accordance with this Agreement.

(vii) after the Execution Date and prior to Closing:

(A) there has been any result, occurrence, change, event or effect which, if not cured, would have a Material Adverse Effect;

(B) Notice of such result, occurrence, change, event or effect has been given to Sino Gold; and

(C) Sino Gold has, within seven (7) Business Days after such Notice, failed to cure such result, occurrence, change, event or effect to the satisfaction of the Purchaser, acting reasonably, with the result that a Material Adverse Effect exists;

or

(viii) after the Execution Date and prior to Closing:

(A) there has been a material breach or non-performance by Sino Gold of any material representation, warranty, covenant or agreement set forth in this Agreement on the part of Sino Gold;

(B) Notice of such material breach or non-performance has been given to Sino Gold; and

(C) Sino Gold has, within seven (7) Business Days after such Notice, failed to cure such material breach or non-performance to the satisfaction of the Purchaser, acting reasonably, provided that if by its nature, such breach or non-performance cannot be cured, then no cure period is applicable.

(c) Sino Gold, if:

(i) the Purchaser fails to deliver the deliverables pursuant to Section 2.6(b) and, within seven (7) Business Days after Notice from Sino Gold, the Purchaser has failed to cure such failure to the satisfaction of Sino Gold acting reasonably;

(ii) the Purchaser fails to deliver the deliverables pursuant to Section 2.7 and, within seven (7) Business Days after Notice from Sino Gold, the Purchaser has failed to cure such failure to the satisfaction of Sino Gold acting reasonably;

(iii) the condition precedent set out in Section 3.1:

(A) as of the Cut Off Date is not satisfied, released or waived in accordance with this Agreement and, within two (2) Business Days after Notice from Sino Gold to the Purchaser, remain unsatisfied; or

(B) on or before the Cut Off Date, either:

(I) is agreed by Sino Gold and the Purchaser to be incapable of being satisfied; or

(II) becomes incapable of being satisfied,

and is not released or waived in accordance with this Agreement;

(iv) the condition precedent set out in Section 3.2(a):

(A) as of the Cut Off Date is not satisfied, released or waived in accordance with this Agreement and, within two (2) Business Days after Notice from Sino Gold to the Purchaser, remain unsatisfied; or

(B) on or before the Cut Off Date, either:

(I) is agreed by Sino Gold and the Purchaser to be incapable of being satisfied; or

(II) becomes incapable of being satisfied,

and is not released or waived in accordance with this Agreement;

(v) the condition precedents set out in Section 3.3(a):

(A) as of the Cut Off Date is not satisfied, released or waived in accordance with this Agreement and, within two (2) Business Days after Notice from Sino Gold to the Purchaser, remain unsatisfied; or

(B) on or before the Cut Off Date, either:

(I) is agreed by Sino Gold and the Purchaser to be incapable of being satisfied; or

(II) becomes incapable of being satisfied,

and is not released or waived in accordance with this Agreement;

(vi) the condition precedent set out in Section 3.2(b):

(A) as of the Cut Off Date is not satisfied, released or waived in accordance with this Agreement and, within two (2) Business Days after Notice from Sino Gold to the Purchaser, remain unsatisfied; or

(B) on or before the Cut Off Date, either:

(I) is agreed by Sino Gold and the Purchaser to be incapable of being satisfied; or

(II) becomes incapable of being satisfied,

and is not released or waived in accordance with this Agreement;

or

(vii) after the Execution Date and prior to Closing:

(A) there has been a material breach or non-performance by the Purchaser of any material representation, warranty, covenant or agreement set forth in this Agreement on the part of the Purchaser;

(B) Notice of such material breach or non-performance has been given to the Purchaser; and

(C) the Purchaser has, within seven (7) Business Days after such Notice, failed to cure such material breach or non-performance to the satisfaction of Sino Gold, acting reasonably, provided that if by its nature, such breach or non-performance cannot be cured, then no cure period is applicable.

(viii) after the Execution Date and prior to Closing, if the Purchaser fails to deliver the Guarantee Notice to Sino Gold on or before the Deadline.

14.2 Payout of Deposit

If this Agreement is terminated pursuant to:

(a) Section 14.1(a), then the Deposit is payable as mutually agreed by Sino Gold and the Purchaser;

(b) if:

(i) Section 14.1(b)(v) or Section 14.1(c)(v) and one or more of the Purchaser's Required Approvals detailed in #4 or #5 set out in Schedule I have not been obtained, received or waived;

(ii) either Section 14.1(c)(i) or Section 14.1(c)(ii) and the documents reflecting funding commitments contained in the documents referred to in Section 2.3(e) are no longer:

(A) in effect as required by Section 2.6(b)(i); and

(B) available to fund the Closing Cash Consideration pursuant to Section 2.7;

and no other alternative funding arrangements, satisfactory to Sino Gold, acting reasonably, have been arranged in substitution therefor; or

(iii) Section 14.1(c)(viii),

then the Deposit is forthwith due and payable to Sino Gold, not as a penalty, but as liquidated damages, representing a genuine pre-estimate of the costs to Sino Gold in pursuing the within transaction and, except in the case that such failure is by reason of a breach of Section 3.5, such payment shall be the sole remedy available to Sino Gold in such circumstance and shall be in full satisfaction of any right of recourse of Sino Gold under law to claim damages against the Purchaser for any wrongful refusal or failure by the Purchaser to perform its obligations under this Agreement, provided in no case (including any final determination under or award made pursuant to Section 17.6) shall Sino Gold be obliged to surrender or refund to the Purchaser any part of the payment so paid; and

(c) in all cases other than those detailed in Section 14.1(a) and Section 14.1(b) the Deposit is forthwith due and payable to the Purchaser without prejudice to Sino Gold's or the Purchaser's right of recourse under law against the other to claim damages against the other for any wrongful refusal or failure by the other to perform its obligations under this Agreement,

and Sino Gold and the Purchaser each agree to promptly execute and return all requisite Deposit Release Notices provided by one to the other, so as to cause the Deposit to be paid out by the Deposit Escrow Agent pursuant to the above provisions.

14.3 Termination Payment to the Purchaser

If this Agreement is terminated pursuant to Section 14.1(b)(iv) or 14.1(c)(iv), then an amount equal to the Deposit is forthwith due and payable by Sino Gold to the Purchaser liquidated damages representing as a genuine pre-estimate of the costs to the Purchaser in pursuing the within transaction and, except in the case that such failure is by reason of a breach of Section 3.5, such payment shall be the sole remedy available to the Purchaser in such circumstance and shall be in full satisfaction of any right of recourse of the Purchaser under law to claim damages against Sino Gold for any wrongful refusal or failure by Sino Gold to perform its obligations under this Agreement, provided in no case (including any final determination under or award made pursuant to Section 17.6) shall the Purchaser be obliged to surrender or refund to Sino Gold any part of the payment so paid.

14.4 Effect of Termination

If this Agreement is terminated pursuant to Section 14.1, then this Agreement will be of no further force or effect and there shall be no obligations on the part of the Parties, except with respect to Part 8, Section 10.9, Part 12, Part 13, Part 14, Part 15, Part 16 and Part 17, all of which will survive such termination, provided however that termination of this Agreement other than pursuant to Section 14.2(b) or 14.3 will not relieve any Party, subject to Part 8, of liability for and recourse under law in respect of any breaches of this Agreement that are based on that Party wrongful refusing or failing to perform any obligations under this Agreement prior to such termination.

PART 15
CONFIDENTIALITY

15.1 Confidentiality

It is acknowledged and agreed that:

(a) notwithstanding:

(i) execution of this Agreement; and

(ii) any provision that may be contained in the Confidentiality Agreement terminating the provisions thereof upon execution of this Agreement,

the Confidentiality Agreement remains in full force and effect and shall survive execution of this Agreement and the Closing and shall be perpetual and not subject to any survival period pursuant to this Agreement;

(b) the Purchaser covenants to be bound by and comply with the provisions of the Confidentiality Agreement, as extended by Section 15.1(c) and, for greater certainty, such confidentiality obligations shall be perpetual and not subject to any survival period pursuant to this Agreement;

(c) the provisions of the Confidentiality Agreement shall apply, *mutatis mutandis*, to the Confidential Information, provided that if, as a consequence of Closing, any Confidential Information which relates solely to the SGM Group becomes the property of the Purchaser, then such provisions shall no longer apply to such Confidential Information which relates solely to the SGM Group; and

(d) from and after the Closing Date, ELD agrees to maintain the confidentiality of any information of a confidential nature which relates solely to the SGM Group and, as a consequence of Closing, becomes the property of the Purchaser, unless such information is required to be publicly disclosed by ELD from time to time in accordance with and pursuant to applicable Canadian or United States securities laws or any other Applicable Laws and, for greater certainty, such confidentiality obligation shall be perpetual and not subject to any survival period pursuant to this Agreement.

15.2 Public Disclosure

The Purchaser acknowledges and agrees that, notwithstanding the provisions of the Confidentiality Agreement:

(a) the proposed Acquisition; and

(b) certain information with respect to ELD, Sino Gold, the SGM Group Assets and SGM Group Business,

may be publicly disclosed by ELD from time to time in accordance with and pursuant to applicable Canadian or United States securities laws or other Applicable Laws.

15.3 Public Notices

The Parties agree that they will not publicly release or issue any reports or statements or make any public announcements relating to this Agreement, the proposed Acquisition or the Closing without the prior written consent of the other Parties, except as may be required upon written advice of counsel to comply with Applicable Laws or as otherwise specifically permitted hereunder.

15.4 Personal Information

In respect of any Personal Information to which it or its Affiliates become privy, each Party separately:

(a) acknowledges that such Personal Information:

  (i) has and shall be used; and

  (ii) was received

  by it solely for purposes related to the Acquisition; and

(b) covenants to:

  (i) use reasonable security measures to protect such Personal Information from reasonably foreseeable risks, including unauthorized access, use, disclosure, copying, modification and destruction; and

  (ii) limit access to such Personal Information only to persons that need access for the purpose of the Acquisition; and

  instruct its representatives, agents and advisors to protect and ensure the security of such Personal Information.

PART 16
NOTICES

16.1 Notices

(a) All Notices must be in writing.

(b) Any:

  (i) Notice; or

  (ii) document required to be served or delivered pursuant to dispute resolution, as provided for in Section 17.6,

must be delivered either personally or transmitted by facsimile as follows:

To the Purchaser:

Shanghai Shengwei Mining Investment Co., Ltd.
Room No. 601, Building C, Yintai Center,

No. 2 Jianguomengwai Street, Beijing

Facsimile:
Attention:

with a copy to:

Blake, Cassels & Graydon LLP
2600 - 595 Burrard Street
Vancouver, BC V7X 1L3

Facsimile:
Attention:

[REDACTED NAMES NUMBERS]

with a copy to:

Jingtian & Gongcheng
34/F, Tower 3, China Central Place, 77 Jianguo Road,
Chaoyang District, Beijing 100025, China

Facsimile:
Attention:

To the Guarantor:

Yintai Resources Co., Ltd.
Room No. 601, Building C, Yintai Center,

No. 2 Jianguomengwai Street, Beijing

Facsimile:
Attention:

To Sino Gold and ELD:

c/o Eldorado Gold Corporation
1188 - 550 Burrard Street
Vancouver, BC V6C 2B5

Facsimile:
Attention:

with a copy to:

Fasken Martineau DuMoulin LLP
2900 - 550 Burrard Street
Vancouver, BC V6C 0A3

Facsimile:
Attention:

or to such other address as the respective Party may from time to time specify by a Notice.

(c) Any Notice or document required to be given, served or delivered hereunder, including pursuant to dispute resolution (as provided for in Section 17.6) will be deemed to have been given, served or delivered and received:

(i) if personally delivered, then on the day of personal service to the recipient Party, provided that if such date is a day other than a Business Day, then such Notice will be deemed to have been given and received on the first Business Day following the date of personal service; and

(ii) if sent by facsimile transmission and successfully transmitted:

(A) prior to 4:00 pm on a Business Day (local time for the recipient Party), then on that Business Day; and

(B) if transmitted after 4:00 pm on a Business Day (local time for the recipient Party), then on the first Business Day following the date of transmission.

(d) Delivery or transmission pursuant to Section 16.1(b) shall, subject to Section 16.1(c), constitute delivery and service for the purpose of:

(i) this Agreement; and

(ii) dispute resolution, as provided for in Section 17.6.

PART 17
MISCELLANEOUS

17.1 Expenses

All

(a) costs and expenses incurred in connection with the preparation of this Agreement and the Acquisition will be paid by the Party respectively incurring such costs and expenses; and

(b) taxes levied in relation to the entering into or execution of this Agreement will be paid by the Party responsible in law for payment of such taxes.

17.2 Tax Matters

(a) Except as provided for in Section 17.2(e)(ii)(A), the Purchaser shall not withhold any amount from the Closing Cash Consideration payable to Sino Gold for the payment of

any tax (the "**Tax**") that may be levied on Sino Gold under the Indirect Transfer Guidance in relation to the Acquisition.

(b) Within thirty (30) days following the Execution Date, Sino Gold shall:

(i) with respect to each of the Constituent Sales, submit all necessary documentation to the Applicable Tax Authority in accordance with Article 9 of Announcement [2015] No. 7; and

(ii) promptly provide the Purchaser with a copy of all such documentation.

(c) Forthwith following the calculation of the Closing Cash Consideration, Sino Gold shall make a calculation of the Tax payable in respect of each Constituent Sale (the "**Estimated Tax Amount**"), based upon the formula '[(A plus B plus C) minus D] x 10%', where:

'A' is the sum of $600,000,000 multiplied by the percentage allocated to such Constituent Sale pursuant to Section 2.4;

'B' is the amount of the Pre-Closing Cash Amount allocated to the Subject Company;

'C' is the amount by which the Pre-Closing Working Capital Amount allocated to the Subject Company exceeds or is less than the prorated portion of which is appropriately allocated to the Subject Company ; and

'D' is, in the case of:

[REDACTED: AMOUNTS]

SG BMZ

SG Tenya and

TJS -

(d) The Purchaser shall reasonably cooperate with Sino Gold in any submission or other correspondence by Sino Gold to each Applicable Tax Authority with respect to the application of the Indirect Transfer Guidance to each respective Constituent Sale.

(e) If, prior to the Closing Date, Sino Gold has received the formal assessment notice from an Applicable Tax Authority pertaining to the amount of Tax, if any, payable by Sino Gold with respect to a Constituent Sale (a "**Tax Assessment**") pursuant to the Indirect Transfer Guidance (the "**Tax Payable**"), then:

(i) Sino Gold shall provide the Purchaser with a copy of such Tax Assessment; and

(ii) the Purchaser shall pay the Closing Cash Consideration on Closing as follows:

(A) firstly, as a withholding agent of Sino Gold, an amount equal to the Tax Payable to each of the respective Applicable Tax Authorities which have issued Tax Assessments; and

(B) secondly, an amount equal to the aggregate Estimated Tax Amount for which Tax Assessments have not been received in respect of a Constituent Sale to the Tax Escrow Agent, to be held pursuant to the Tax Escrow Document; and

(C) thirdly, the balance to Sino Gold.

(f) If the Purchaser should make a payment of Tax pursuant to Section 17.2(e)(ii)(A), then the Purchaser shall:

(i) obtain a Tax Payment Certificate for such payment of Tax, made as a withholding agent of Sino Gold; and

(ii) promptly provide the original of such Tax Payment Certificate to Sino Gold.

(g) If, after the Closing Date, Sino Gold receives a Tax Assessment, then Sino Gold must promptly provide the Purchaser with a copy of such Tax Assessment and must either:

(i) pay to the respective Applicable Tax Authority the amount owing under such Tax Assessment and:

(A) send Notice to the Purchaser:

(I) attaching a Tax Payment Certificate evidencing payment of the amount of Tax Payable paid; and

(II) enclosing a Tax Release Notice directing that the Escrowed Funds associated with the Constituent Sale to which such Tax Assessment relates be paid to Sino Gold and requesting that such Tax Release Notice be executed by the Purchaser,

and

(B) upon receipt of such Tax Release Notice, executed by the Purchaser, execute the Tax Release Notice and deliver it to the Tax Escrow Agent;

or

(ii) send Notice to the Purchaser:

(A) enclosing a Tax Release Notice directing that the Escrowed Funds associated with the Constituent Sale to which such Tax Assessment relates be paid as follows:

(I) as agent for Sino Gold, an amount equal to the Tax Payable to the respective Applicable Tax Authority; and

(II) the balance of the Escrowed Funds associated with the Constituent Sale to which such Tax Assessment relates, to Sino Gold,

and requesting that such Tax Release Notice be executed by the Purchaser;

and

(B) upon receipt of such Tax Release Notice, executed by the Purchaser, execute the Tax Release Notice and deliver it to the Tax Escrow Agent.

(h) If, within ten (10) Business Days of receiving a Tax Assessment pursuant to Section 17.2(g), the Purchaser does not receive a Notice pursuant to either Section 17.2(g)(i)(A) or Section 17.2(g)(ii)(A), then the Purchaser may:

(i) send Notice to Sino Gold:

(A) enclosing a Tax Release Notice directing that the Escrowed Funds associated with the Constituent Sale to which such Tax Assessment relates be paid as follows:

(I) as agent for Sino Gold, an amount equal to the Tax Payable to the respective Applicable Tax Authority; and

(II) the balance of the Escrowed Funds associated with the Constituent Sale to which such Tax Assessment relates, to Sino Gold,

and requesting that such Tax Release Notice be executed by the Sino Gold;

and

(B) upon receipt of such Tax Release Notice, executed by Sino Gold, execute the Tax Release Notice and deliver it to the Tax Escrow Agent.

(i) If, after the Closing Date, the Purchaser receives a Tax Assessment or similar tax notice from an Applicable Tax Authority requiring payment of the Tax in respect of a Constituent Sale, then the Purchaser shall:

(i) promptly send the Tax Assessment or similar tax notice to Sino Gold; and

(ii) send Notice to Sino Gold:

(A) enclosing a Tax Release Notice directing that the Escrowed Funds associated with the Constituent Sale to which such Tax Assessment relates be paid as follows:

(I) as agent for Sino Gold, an amount equal to the Tax Payable to the respective Applicable Tax Authority; and

(II) the balance of the Escrowed Funds associated with the Constituent Sale to which such Tax Assessment relates, to Sino Gold.

and requesting that such Tax Release Notice be executed by the Sino Gold;

and

(iii) upon receipt of such Tax Release Notice, executed by Sino Gold, execute the Tax Release Notice and deliver it to the Tax Escrow Agent.

(j) If, three hundred and sixty-five (365) days after the Closing Date, any amount of the Escrowed Funds remain in escrow, then Sino Gold may:

(i) send Notice to the Purchaser enclosing a Tax Release Notice directing that the remaining Escrowed Funds be paid to Sino Gold and requesting that such Tax Release Notice be executed by the Purchaser; and

(ii) upon receipt of such Tax Release Notice, executed by the Purchaser, execute the Tax Release Notice and deliver it to the Tax Escrow Agent;

(k) If pursuant to:

(i) Sections 17.2(g), 17.2(h), 17.2(i) or 17.2(j), a Tax Release Notice is delivered to a Party requesting that such Tax Release Notice be executed and such Party refuses or neglects to execute such Tax Release Notice, then the Party requesting such execution shall be entitled to apply for an order of a court of competent jurisdiction ordering that the Tax Escrow Agent make disposition of the Escrowed Funds associated with the Constituent Sale to which such Tax Release Notice relates as anticipated by such Tax Release Notice, notwithstanding that such Tax Release Notice has not been so executed; and

(ii) Sections 17.2(g), 17.2(h) or 17.2(i), the Tax Assessment is in respect of the one remaining Constituent Sale for which the Tax has not been paid, then the Tax Release Notice must direct that the balance of the Escrowed Funds associated with the Constituent Sale to which such Tax Assessment relates (not the balance of the respective Estimated Tax Amount) be paid to Sino Gold.

(l) The Purchaser agrees to indemnify and hold harmless Sino Gold against any and all Losses (including consequential Losses) incurred by Sino Gold due to any failure by the Purchaser to fully comply with its obligations under Sections 17.2(d) to 17.2(k) inclusive.

(m) Sino Gold:

[REDACTED INDEMNITY TERMS]

17.3 Assignment

No Party may assign or transfer any of its rights under this Agreement without the prior written consent of each of the other Parties, provided that Sino Gold may, after the Closing, assign and transfer all its rights and obligations under this Agreement to ELD or an wholly owned Affiliate of ELD if ELD ceases to control Sino Gold directly or indirectly provided that:

(a) Notice of such assignment is provided to the Purchaser; and

(b) if the assignee is not ELD, then the assignee confirms in writing to the Purchaser that it accedes to such rights and obligations of Sino Gold; and

(c) ELD confirms in writing to the Purchaser, in a form satisfactory to the Purchaser, acting reasonably, that the guarantee of ELD set out in Part 13 guarantees the obligations of the assignee *mutatis mutandis*,

and Sino Gold shall be released from all rights and obligations under this Agreement.

17.4 Construal

Nothing expressed or referred to in this Agreement will be construed to give any Person other than the Parties any legal or equitable right, remedy, or Claim under or with respect to this Agreement or any provision of this Agreement.

17.5 Governing Law

Except as specifically provided in Section 17.6(b), this Agreement, the legal relations between the Parties and the adjudication and the enforcement thereof, shall be governed by and interpreted and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein, without regard to conflicts of law principles.

17.6 Venue

(a) Except as herein specifically provided otherwise, any dispute, controversy, difference or claim arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (HKIAC) under the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted.

(b) The law of this arbitration clause shall be Hong Kong law.

(c) The seat of arbitration shall be Hong Kong.

(d) The number of arbitrators shall be three.

(e) The arbitration proceedings shall be conducted in English.

17.7 Severability

If any covenant or other provision of this Agreement is invalid, illegal, or incapable of being enforced by reason of any rule of law or public policy, then such covenant or other provision will be severed from and will not affect any other covenant or other provision of this Agreement, and this Agreement will be construed as if such invalid, illegal, or unenforceable covenant or provision had never been contained in this Agreement. All other covenants and provisions of this Agreement will, nevertheless, remain in full force and effect and no covenant or provision will be deemed dependent upon any other covenant or provision unless so expressed herein.

17.8 Entire Agreement

This Agreement and the schedules attached hereto contain the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior arrangements and understandings, both written and oral, expressed or implied, with respect thereto, including any indicative term sheet, other than the Confidentiality Agreement, which shall remain in full force and effect. Any preceding correspondence or offers are expressly superseded and terminated by this Agreement.

17.9 Further Assurances

Each Party, upon the request of the other Parties, whether before or after the Closing, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such further acts, deeds, documents, consents, permissions, assignments, transfers, conveyances, powers of attorney and assurances as may be reasonably necessary or desirable to effect complete consummation of the Acquisition.

17.10 Enurement

This Agreement and each of the terms and provisions hereof will enure to the benefit of and be binding upon the Parties and their respective administrators, personal representatives, successors and permitted assigns.

17.11 Time

Time is of the essence of this Agreement.

17.12 Waiver

No failure on the part of a Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of a Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Party shall be deemed to have waived any Claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such Claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

17.13 Amendment

This Agreement may not be amended except by a written instrument, duly executed and delivered on behalf of each of the Parties.

17.14 Counterpart and Electronic Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same Agreement. Counterparts may be delivered either in original or faxed or other electronic form capable of producing a printed copy and the Parties adopt any signature received by a receiving machine as original signatures of the Parties.

17.15 Schedules

The schedules attached to this Agreement are incorporated herein.

17.16 Governing Language

While a Mandarin language translation of this Agreement may be provided to the Purchaser, Sino Gold and ELD make no representation as to the accuracy of such translation and this English language Agreement shall be the governing document for the purposes of the agreement between the Parties with respect of the subject matter hereof.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first set forth above.

SINO GOLD MINING PTY LIMITED

Per: "DAWN L. MOSS"
Name: Dawn L. Moss
Title: Director

ELDORADO GOLD CORPORATION

Per: "PAUL N. WRIGHT"
Name: Paul N. Wright
Title: President & CEO

SHANGHAI SHENGWEI MINING INVESTMENT CO., LTD.

Per: "HAIFEI YANG"
Name:
Title:

YINTAI RESOURCES CO., LTD.

Per: "HAIFEI YANG"
Name:
Title:

SCHEDULE A
SGM GROUP MINING CONCESSIONS

Schedule A

SGM Group Mining Concessions

Sino Gold Jilin BMZ Mining Limited

EL/ ML	EL/ML Name	EL/ML number	Issued by	Effective date	Expiration Date	Area (km2)
1	Banmiaozi Gold General Exploration (pending)*		MLR	April 26th 2014	April 26th 2016	38.45
2	Zhenzhumen Gold Detailed Exploration		PMLR	Dec.7th 2015	Dec.7th 2017	9.33
3	Lengjiagou Gold General Exploration		PMLR	July 10th 2014	July 10th 2016	10.8
4	Xiaoshiren Gold Detailed Exploration		PMLR	July 13th 2015	July 13th 2017	1.98
5	Banshigou Gold and Multi-metals General Exploration		PMLR	Aug. 30th 2014	Aug. 30th 2016	14.34
ML	Jinying Gold Mine of Jilin BMZ Mining Limited		MLR	April 16th 2008	April 16th 2019	2.0514

[REDACTED EL/ML NUMBERS]

Schedule A

SGM Group Mining Concessions

Qinghai Dachaidan Mining Ltd

EL/ ML	EL's Name	EL/ML number	Issued by	Effective date	Expiration Date	Area (km2)
1	Jinlonggou Gold Prospect (pending)*		MLR	May. 29th 2012	Feb. 12nd 2014	66
2	Qinglongshan Gold General Exploration		MLR	Oct. 15th 2014	Oct. 15th 2016	49.05
3	Qingshan Gold Prospect (pending)*		MLR	May. 29th 2012	Nov. 3th 2013	53.93
4	Xijinggou Gold General Exploration		MLR	Oct. 15th 2014	Oct. 15th 2016	59.88
ML	Qinglonggou Gold Mine of Qinghai Dacaidan Mining Limited* (pending)		MLR	Jan. 17th 2015	Jan. 17th 2016	2.8751
ML	Tanjianshan Gold Mine of Qinghai Dacaidan Mining Limited		MLR	June 17th 2011	June 17th 2023	1.0306

[REDACTED EL/ML NUMBERS]

Schedule A

SGM Group Mining Concessions

Heihe JV

EL	EL Name	EL/ML number	Issued by	Effective date	Expiration Date	Area (km2)
1	Dong'an No.5 Orebody Detailed Exploration		PMLR	April 7th 2015	April 6th 2017	0.14
2	Laoxinxin Sanjianfang Gold Prospect*		PMLR	May 21st. 2014	May 21st. 2016	32.17

[REDACTED EL/ML NUMBERS]

SCHEDULE B
SGM GROUP EQUIPMENT

[REMOVED]

SCHEDULE C
SGM GROUP REAL PROPERTY

[REMOVED]

ZC MW

SCHEDULE D
SGM GROUP MATERIAL CONTRACTS

Schedule D

SGM Group Material Contracts

CDH Shareholder's Agreement
- Shareholders Agreement Relating to Sino Gold Tenya (HK) Limited (2014/3/25)

JV Documents

Heihe JV

- Joint Venture Contract of Heihe Rock Mining Industry Development Co., Ltd. and its subsequent amendments
- Articles of Association of Heihe Rock Mining Industry Development Co., Ltd. and its subsequent amendments

Qinghai Dachaidan Mining Ltd

- Articles of Association of Qinghai Dachaidan Mining Limited and its subsequent amendments and revisions
- Joint Venture Contract for the Formation of Qinghai Dachaidan Mining Limited and its subsequent amendments

Sino Gold Jilin BMZ Mining Limited

- Articles of Association of Sino Gold Jilin BMZ Mining Limited and its subsequent amendments
- Joint Venture Contract for the Formation of Sino Gold Jilin BMZ Mining Limited and its subsequent amendments

Eldorado Gold Jilin Jincheng Mining Limited

- Article of Association of Eldorado Gold Jilin Jincheng Mining Limited
- Joint Venture Contract for the Formation of Eldorado Gold Jilin Jincheng Mining Limited

Qinghai Dachaidan Mining Ltd		
Contractor No	Contractor	Description

Sino Gold Jilin BMZ Mining Limited		
Contractor No	Contractor	Descriptions

[REDACTED CONTRACT DETAILS]

SGM Group Material Contracts

Heihe JV

- Consulting Services Agreement with Eldorado Gold Beijing Management Co. Ltd

Rockmining Group Company Limited

-
-

Qinghai Dachaidan Mining Ltd

-
-

Sino Gold Jilin BMZ Mining Limited

-
-
-

****************END OF LIST**************************************

[REDACTED CONTRACT DETAILS]

Te MW

SCHEDULE E
SGM GROUP PENDING APPLICATIONS

Schedule E

SGM Group Pending Applications

Sino Gold Jilin BMZ Mining Limited

EL	EL's Name	EL's number	Issued by	Effective date	Expiration Date	Area (km2)	Notice
1	Banmiaozi Gold General Exploration (pending)		MLR	April 26th 2014	April 26th 2016	38.45	

Qinghai Dachaidan Mining Ltd

EL/ ML	EL/ML Name	EL/ML number	Issued by	Effective date	Expiration Date	Area (km2)	Notice
1	Jinlonggou Gold Prospect (pending)		MLR	May. 29th 2012	Feb. 12nd 2014	66	
2	Qingshan Gold Prospect (pending)		MLR	May. 29th 2012	Nov. 3th 2013	53.93	
ML	Qinglonggou Gold Mine of Qinghai Dacaidan Mining Limited (pending)		MLR	Jan. 17th 2015	Jan. 17th 2016	2.875 1	

[REDACTED EL/ML NUMBERS & RELATED INFORMATION]

SCHEDULE F
OTHER INFORMATION TECHNOLOGY INTERESTS

Schedule F

Other Information Technology

	Sino Gold Jilin BMZ Mining Limited	Qinghai Dachaidan Mining Ltd	Heihe JV
FOPE			
Office			
Windows			
Core Cal			
server			
SAP			
Symantec Endpoint Protection Users			
Symantec Endpoint Protection Server			

[REDACTED NUMBERS]

SCHEDULE G
SGM GROUP INSURANCE POLICIES - INFORMATION

Schedule G

SGM Group Insurance Policies

Sino Gold Jilin BMZ Mining Limited

Insurance	Insurer	Policy Identifier
Vehicle Insurance		

Qinghai Dachaidan Mining Ltd

Insurance	Insurer	Policy Identifier
Vehicle Insurance		

Heihe JV

Insurance	Insurer	Policy Identifier
Vehicle Insurance		
Construction Insurance and related extension.	F	

****************END OF LIST**

[REDACTED NAMES & NUMBERS]

SCHEDULE H
CONFIDENTIALITY AGREEMENT

[REMOVED]

SCHEDULE I
PURCHASER'S REQUIRED APPROVALS

1.

2. [REDACTED: APPROVALS]

3.

4.

5.

SCHEDULE J
SINO GOLD REQUIRED APPROVALS

1.

2. [REDACTED APPROVALS]

SCHEDULE K
TRANSACTION REQUIRED APPROVAL

Merger-control Clearance by MOFCOM:

The Purchaser has received merger-control clearance from MOFCOM under the *PRC Anti-Monopoly Law* in respect of the Acquisition either unconditionally or on terms that do not impose unduly onerous obligations on either Party.

SCHEDULE L
SAMPLE CASH AMOUNT DETERMINATION

Schedule L
SGM Group
Cash Amount
April 22, 2016
US$ 1,000s

Subject Company	Legal Entity	Own %	Cash (adjusted for ownership)	Cash Equivalents	Term Deposits	Subtotal
SG Tenya						
	Sino Gold Tenya (HK) Limited	79%				
	Rockmining Group Limited	78.95%				
	Heihe Rockmining Industry Development Company Ltd.	75.00%				
	Less: Items treated as Debt per sec 1.1 (dd)					
	SG Tenya Subject Company Cash Amount				Subtotal	
SG BMZ						
	Sino Gold BMZ Limited	100.00%				
	Eldorado Gold Jilin Jincheng Mining Limited	75.00%				
	Sino Gold Jilin BMZ Mining Limited	95.00%				
	Baishan Xiaoshiren Mining Limited	100.00%				
	Less: Items treated as Debt per sec 1.1 (dd)					
	SG BMZ Subject Company Cash Amount				Subtotal	
TJS	TJS Limited	100.00%				
	Qinghai Dachaidan Mining Ltd	90.00%				
	Less: Items treated as Debt per sec 1.1 (dd)					
	TJS Subject Company Cash Amount			-	Subtotal	
total Cash Amount						

[REDACTED AMOUNTS]

SCHEDULE M
SAMPLE WORKING CAPITAL AMOUNT CALCULATION

SCHEDULE M
SGM Group Working Capital
As at the month-end date: Dec 31, 2015 US$1,000's
All figures based on the Sino Gold Proportionate Interest

	Sino Gold Jilin BMZ Mining	Qinghai Dachaidan	Eldorado Gold Jilin Jincheng	Rockmining Group Company Limited
1300 - Accounts receivable and taxes receivable				
1400 - Prepaid expenses				
1475 - Deposits				
Subtotal: Current accounts receivable				
1450 - Inventory - In Process - Cash				
1451 - Inventory - Ore - Cash				
1452 - Inventory - Ore - DDA				
1455 - Inventory - Dore and Bullion - Cash				
1458 - Inventory - Dore and Bullion - DDA				
1459 - Inventory - In Process - DDA				
1460 - Inventory - Material and supplies				
Subtotal: Inventory				
2000 - Accounts payable and accrued liabilities				
2100 - Taxes payable				
Subtotal: Current accounts payable, accrued liabilitie				
Adjustments				
Less: Prepaid dividend to JV Partner				
Plus: Dividend payable to JV partner				
Total working capital				

*any working capital amount attributable to Eldorado Gold Baishan Hanwang Xiaoshiren Mining Ltd is included in the working capital amounts of Sino Gold Jilin BMZ Mining Limited

Methodology

[REDACTED AMOUNTS

Working Capital is calculated based on the SGM Group Trial Balance at the applicable time which is prepared in accordance with ELD accounting policies, and for the purposes of such calculation:

Part 1 The numerical code preceding each entry, i.e. '2000' in respect of 'Accounts payable and accrued liabilities', reflect the accounting codes used by ELD in its accounting entries;

Part 2 'Current accounts receivable' includes trade accounts receivables, prepaid expenses, advances, deposits and other account receivable expected to be collected within one year or less (or in the normal operating cycle of the business if longer) and 'trade receivables':

2.1 means amounts due from customers for bullion, doré, gold concentrate, other metal concentrates and iron ore sold in the ordinary course of business; and

2.2 are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less a provision for impairment where necessary.

2.3 does not include any amounts paid to a minority shareholder of an Operating Company and recorded in the prepaid expense account.

Part 3 'Inventory' is valued depending on the nature of the inventory:

3.1 materials and supplies inventory (consisting of consumables used in operations, such as fuel, chemicals, reagents and spare parts) is valued at the lower of average cost (consisting of acquisition, freight and other directly attributable costs) and net realizable value, less, where appropriate, a provision for obsolescence; and

3.2 product inventory (consisting of stockpiled ore, ore on leach pads, crushed ore, in- circuit material at properties with milling or processing operations, gold concentrate, other metal concentrate, iron ore stockpile awaiting shipment, doré awaiting refinement and unsold bullion) is valued at the lower of cost and net realizable value, where 'cost' is the costs incurred in bringing each product to its present location and condition and consist of:

(a) product inventory costs (including direct production costs including mining, crushing and processing; site administration costs); and

(b) allocated indirect costs (consisting of depreciation and amortization of property, plant and equipment);

and is charged to production costs on the basis of quantity of metal sold. Estimates of the costs charged to production costs and costs absorbed into inventory carrying values, based upon actual gold recoveries and operating plans, are regularly evaluated and refined by ELD.

(c) does not include purchase price allocation pushdown entries related to depreciation, depletion and amortization allocated to inventory.

3.3 'net realizable value' is the estimated selling price, less the estimated costs of completion and selling expenses.

Part 4 'Current accounts payable and accrued liabilities':

4.1 consist of trade payables, other taxes and levies payable, prepaid revenues and other accounts payable and accrued liabilities which payment is due within one year or less (or in the normal operating cycle of the business if longer) and for further clarity does not include deferred income tax liabilities (which are considered long-term in nature).

4.2 trade payables are:

(a) obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers;

(b) classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer) and, if not are presented as non- current liabilities; and

are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method;

4.3 [REDACTED TERMS]

Part 5 - Other

For further clarity, working capital shall not include any consolidation accounting pushdown entries; nor any amounts pertaining to the Entrusted Loan; nor any intercompany amounts payable to, or receivable from, any SGM Group member to any Affiliate.

SCHEDULE N
SGM GROUP CORPORATE CHART



Sino Gold Mining Pty Limited (Australia)
100%
Sino Gold BMZ Limited (Cayman)
78.95%
100%
75%
Eldorado Gold Jilin Jincheng Mining Limited (PRC)
95%
Sino Gold Tenya (HK) Limited (Hong Kong)
100%
TJS Limited (Barbados)
Rockmining Group Company Limited (Hong Kong)
90%
Sino Gold Jilin BMZ Mining Limited (PRC)
95%
Qinghai Dachaidan Mining Ltd. (PRC)
100%
100%
Heihe Rockmining Industry Development Ltd. (PRC)
100%
Eldorado Gold Baishan Hanwong Xiaroshiren Mining Ltd. (PRC)
100%
White Mountain Mine (PRC)
Eastern Dragon Mine (PRC)
Tanjianshan Mine (PRC)

SCHEDULE O
DEPOSIT ESCROW DOCUMENT (PRC)

[Removed]

SCHEDULE P
SGM GROUP INFORMATION TECHNOLOGY INTERESTS

Schedule P

SGM Group Information Technology Interests

Sino Gold Jilin BMZ Mining Limited

Project 2010
Visio
AutoCad 2008/2012/2015
Adobe Acrobat
Mine 2-4D
Surpac
3D Mine
MEX
iGantt
EPS&Visualiser
RocData 5.0

Qinghai Dachaidan Mining Ltd

Surpac
Minesight
LIMS
MAPGIS
Sunsystem
MEX

Heihe JV

None

[REDACTED AMOUNTS]

SCHEDULE Q
SGM GROUP EMPLOYEE BENEFIT PLANS

Schedule Q

SGM Group Employee Benefit Plans

Entity	Insurance	Insurer	Policy Identifier
Qinghai Dachaidan Mining Ltd	Traffic Accident Injury Insurance		
Qinghai Dachaidan Mining Ltd	Employer's Liability Insurance		
Sino Gold Jilin BMZ Mining Limited	Traffic Accident Injury Insurance, including Traffic Accident Injury Compensation and Medical insurance		
Sino Gold Jilin BMZ Mining Limited	Employee large-sum Medical Supplementary Insurance		
Heihe JV	Employee Group Life Accident Insurance		

[REDACTED AMOUNTS

SCHEDULE R
TAX ESCROW DOCUMENT

[REMOVED]

SCHEDULE S
FORM OF RELEASE/INDEMNITY

RELEASE AND INDEMNITY

THIS RELEASE AND INDEMNITY (the "**Release**") effective as of <@>, 2016, is made by and between <@>, a company incorporated under the laws of <@> (the "**Purchaser**") and <@> (the "**Officer**") in connection with the Acquisition as defined in that certain share purchase agreement (the "**Agreement**"), dated as of <@>, 2016, by and among Shanghai Shengwei Mining Investment Co., Ltd., Yintai Resources Co., Ltd., Sino Gold Mining Pty Limited and Eldorado Gold Corporation.

WHEREAS the Officer is an officer and/or director **[and/or the Legal Representative]** of <@> **[insert name of respective SGM group member]** (the "**Target Companies**").

AND WHEREAS the Acquisition involves the Purchaser acquiring, directly or indirectly, all of the issued and outstanding securities of the Target Companies.

IN CONSIDERATION of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Release by the Purchaser. The Purchaser hereby does, for itself and its affiliates and their respective successors and assigns, release and forever discharge the Officer, his heirs, executors, personal legal representatives and successors, of and from any and all known or unknown, contingent or direct, liquidated or unliquidated, actions, causes of action, suits, debts, dues, accounts, bonds, covenants, contracts, claims and demands whatsoever, in law or in equity, which the Purchaser or the Target Companies ever had, now has or hereafter shall or may have by reason of or in any way arising out of or in connection with, or relating to the Officer having been an officer or director of the Target Companies, existing up to, or arising out of circumstances that occurred prior to and including, the Closing (as defined in the Agreement) (the "**Closing Time**"), except in the case of fraud, illegality, wilful misconduct or bad faith.

2. Indemnity. The Purchaser will to the fullest extent possible under the laws of the jurisdiction of incorporation of the Target Companies indemnify and save harmless the Officer against and from:

(a) any and all charges and all known or unknown, contingent or direct, liquidated or unliquidated, actions, causes of action, suits, debts, dues, accounts, bonds, covenants, contracts, claims and demands of every nature and kind whatsoever which may be brought or made by any person, corporation, entity, government or any governmental department, body, commission, board, bureau, agency or regulatory body against the Officer by reason of the Officer being or having been an officer or director of the Target Companies, except in the case of fraud, illegality, wilful misconduct or bad faith; and

(b) any and all costs, damages, expenses (including legal fees and disbursements on a full indemnity basis), fines, liabilities (statutory or otherwise), losses and penalties which the Officer may sustain, incur or be liable for in consequence of the Officer's acting as an officer or director of the Target Companies or are in any way connected with the

management, operation, activities or existence of the Target Companies, except in the case of fraud, illegality, wilful misconduct or bad faith.

4. Miscellaneous.

(a) The parties hereto acknowledge and declare that they have been provided with sufficient time and opportunity to consider all factors related to the execution of this and acknowledge a full awareness of its consequences and its voluntary execution.

(b) The provisions hereof shall bind and inure to the benefit of the parties hereto and their respective heirs, executors, personal legal representatives, successors and assigns.

(c) Notwithstanding anything herein to the contrary, this Release shall be effective only as of the Closing Time.

(d) This Release shall be governed by, and construed and enforced in accordance with, the laws of the Province of British Columbia, without regard to the conflicts of laws provisions thereof.

(e) The parties hereto acknowledge that in the event any provision of this Release, or part thereof, shall be found to be void or invalid by a court of competent jurisdiction, such void or invalid provision, or part thereof, shall be deemed to be severed from this Release without in any way affecting the validity, enforceability or effect of any of the remaining provisions, or parts hereof, which shall be and remain in full force and effect.

(f) Each party hereto agrees to do all such things and take all such actions as may be necessary or desirable to give full force and effect to the matters contemplated by this Release.

(g) This Release may be executed and delivered in one or more counterparts, each of which shall be deemed to be an original but all of which when taken together shall constitute one and the same instrument.

(SIGNATURE PAGE FOLLOWS)

IN WITNESS WHEREOF, the parties hereto have executed this Release as of the date first written above.

<[redacted]>

Per: ______________________________
Name:
Title:

____
<[redacted]>

RESIGNATION, RELEASE AND INDEMNITY

THIS RESIGNATION, RELEASE AND INDEMNITY (the "**Release**") effective as of <@>, 2016, is made by and between <@>, a company incorporated under the laws of <@> (the "**Company**") and [<@> INSERT NAME OF OFFICER/DIRECTOR/LEGAL REPRESENTATIVE], the [<@> INSERT OFFICER TITLE, IF APPLICABLE] **[and a director]** of the Company (the "**Officer**") in connection with the Acquisition, as defined in that certain share purchase agreement (the "**Agreement**"), dated as of <@>, 2016, by and among Shanghai Shengwei Mining Investment Co., Ltd., Yintai Resources Co., Ltd., Sino Gold Mining Pty Limited and Eldorado Gold Corporation.

IN CONSIDERATION of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. <u>Resignation</u>. The Officer hereby resigns as [<@> INSERT OFFICER TITLE, IF APPLICABLE] **[and a director/Legal Representative]** of the Company effective as of <@> [INSERT CLOSING DATE] (the "**Closing Time**").

2. <u>Release by Company</u>. The Company hereby does, for itself and its affiliates and their respective successors and assigns, release and forever discharge the Officer, his heirs, executors, personal legal representatives and successors, of and from any and all known or unknown, contingent or direct, liquidated or unliquidated, actions, causes of action, suits, debts, dues, accounts, bonds, covenants, contracts, claims and demands whatsoever, in law or in equity, which the Company ever had, now has or hereafter shall or may have by reason of or in any way arising in connection with or relating to the Officer having been an officer or director of the Company, existing up to, or arising out of circumstances that occurred prior to and including, the Closing Time, except in the case of fraud, illegality, wilful misconduct or bad faith.

3. <u>Indemnity</u>. The Company will to the fullest extent possible under the laws of the jurisdiction of incorporation of the Company, indemnify and save harmless the Officer against and from:

(a) any and all charges and all known or unknown, contingent or direct, liquidated or unliquidated, actions, causes of action, suits, debts, dues, accounts, bonds, covenants, contracts, claims and demands of every nature and kind whatsoever which may be brought or made by any person, corporation, entity, government or any governmental department, body, commission, board, bureau, agency or regulatory body against the Officer by reason of the Officer being or having been an officer or director of the Company, except in the case of fraud, illegality, wilful misconduct or bad faith; and

(b) any and all costs, damages, expenses (including legal fees and disbursements on a full indemnity basis), fines, liabilities (statutory or otherwise), losses and penalties which the Officer may sustain, incur or be liable for in consequence of the Officer's acting as an officer or director of the Company or are in any way connected with the management, operation, activities or existence of the Company, except in the case of fraud, illegality, wilful misconduct or bad faith.

4. Miscellaneous.

(a) The parties hereto acknowledge and declare that they have been provided with sufficient time and opportunity to consider all factors related to the execution of this and acknowledge a full awareness of its consequences and its voluntary execution.

(b) The provisions hereof shall bind and inure to the benefit of the parties hereto and their respective heirs, executors, personal legal representatives, successors and assigns.

(c) Notwithstanding anything herein to the contrary, this Release shall be effective only as of the Closing Time.

(d) This Release shall be governed by, and construed and enforced in accordance with, the laws of the Province of British Columbia, without regard to the conflicts of laws provisions thereof.

(e) The parties hereto acknowledge that in the event any provision of this Release, or part thereof, shall be found to be void or invalid by a court of competent jurisdiction, such void or invalid provision, or part thereof, shall be deemed to be severed from this Release without in any way affecting the validity, enforceability or effect of any of the remaining provisions, or parts hereof, which shall be and remain in full force and effect.

(f) Each party hereto agrees to do all such things and take all such actions as may be necessary or desirable to give full force and effect to the matters contemplated by this Release.

(g) This Release may be executed and delivered in one or more counterparts, each of which shall be deemed to be an original but all of which when taken together shall constitute one and the same instrument.

(SIGNATURE PAGE FOLLOWS)

IN WITNESS WHEREOF, the parties hereto have executed this Release as of the date first written above.

<[redacted]>

Per: ______________________________
Name:
Title:

____
<[redacted]>

SCHEDULE T
FORM OF RELEASE

RELEASE

THIS RELEASE (the "**Release**") effective as of <@>, 2016, is made by and between <@>, a company incorporated under the laws of <@> (the "**Company**") and [<@> INSERT NAME OF OFFICER/DIRECTOR/LEGAL REPRESENTATIVE], the [<@> INSERT OFFICER TITLE, IF APPLICABLE] **[and a director]** of the Company (the "**Officer**") in connection with the Acquisition, as defined in that certain share purchase agreement (the "**Agreement**"), dated as of <@>, 2016, by and among Shanghai Shengwei Mining Investment Co., Ltd., Yintai Resources Co., Ltd., Sino Gold Mining Pty Limited and Eldorado Gold Corporation.

IN CONSIDERATION of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Release by Officer.

(a) The Officer, for himself and his heirs, executors, personal legal representatives and successors, forever irrevocably releases, remises and discharges the Company, and its affiliates and their respective successors and assigns and all their former, present and future officers, directors, trustees, employees, agents, insurers and assigns from any and all actions, causes of action, suits, covenants, whether express or implied, costs, interest, losses, debts, claims and demands of every nature and kind whatsoever and howsoever arising which the Officer had, now has or hereinafter may have by reason of the Officer's position or the duties assumed or arising out of, in connection with, or relating to the Officer having been an officer or director of the Company, existing up to and inclusive of the Closing (as defined in the Agreement) (the "**Closing Time**"); and

(b) notwithstanding the foregoing, the Company shall not be released from any obligation to indemnity which the Officer has pursuant to (i) the constating documents of the Company or any applicable corporate legislation governing the Company, or (ii) the Resignation, Release and Indemnity entered into by the Company and the Officer in connection with the Agreement and this Release.

2. Miscellaneous.

(a) The parties hereto acknowledge and declare that they have been provided with sufficient time and opportunity to consider all factors related to the execution of this and acknowledge a full awareness of its consequences and its voluntary execution.

(b) The provisions hereof shall bind and inure to the benefit of the parties hereto and their respective heirs, executors, personal legal representatives, successors and assigns.

(c) Notwithstanding anything herein to the contrary, this Release shall be effective only as of the Closing Time.

(d) This Release shall be governed by, and construed and enforced in accordance with, the laws of the Province of British Columbia, without regard to the conflicts of laws provisions thereof.

(e) The parties hereto acknowledge that in the event any provision of this Release, or part thereof, shall be found to be void or invalid by a court of competent jurisdiction, such void or invalid provision, or part thereof, shall be deemed to be severed from this Release without in any way affecting the validity, enforceability or effect of any of the remaining provisions, or parts hereof, which shall be and remain in full force and effect.

(f) Each party hereto agrees to do all such things and take all such actions as may be necessary or desirable to give full force and effect to the matters contemplated by this Release.

(g) This Release may be executed and delivered in one or more counterparts, each of which shall be deemed to be an original but all of which when taken together shall constitute one and the same instrument.

(SIGNATURE PAGE FOLLOWS)

IN WITNESS WHEREOF, the parties hereto have executed this Release as of the date first written above.

<[redacted]>

Per: ______________________________
Name:
Title:

____
<[redacted]>

SCHEDULE U
DEPOSIT ESCROW DOCUMENT

[REMOVED]

Eldorado Gold Corporation
1188 Bentall 5
550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5

TSX: ELD NYSE: EGO ASX: EAU

Tel: 604.687.4018 · Fax: 604.687.4026
Toll free: 1.888.353.8166
E-mail: info@eldoradogold.com

eldoradogold

May 24, 2016

Shanghai Shengwei Mining Investment Co., Ltd. and
Yintai Resources Co., Ltd.
Room No. 601, Building C, Yintai Center,
No. 2 Jianguomengwai Street, Beijing

Dear Sirs:

Re: Share Purchase Agreement (the "SPA"), dated May 17, 2016, among Sino Gold Mining Pty Limited ("Sino Gold"), Eldorado Gold Corporation ("ELD"), Shanghai Shengwei Mining Investment Co., Ltd. (the "Purchaser") and Yintai Resources Co., Ltd. (the "Guarantor")

In discussion between our respective counsel it has been recognized that there are some patent, minor typographical errors in the executed SPA and it has been proposed that these be acknowledged by a letter between the parties. Accordingly Sino Gold and ELD hereby confirm and acknowledge, subject to reciprocal confirmation and acknowledgement by the Purchaser and the Guarantor, that the:

1. text , in the portion of Section 8.13 of the SPA which follows Section 8.13(c), is incorrect and the correct text is [REDACTED: TIME PERIODS]

2. reference, in Section 11.2(a)(i) of the SPA, to 'Schedule L' is incorrect and the correct reference is to 'Schedule M';

3. reference, in Section 11.2(a)(ii) of the SPA, to 'Schedule M' is incorrect and the correct reference is to 'Schedule L';

4. text 'the definition of the Working Capital Amount, including Schedule M', in Section 11.2(b)(ii) of the SPA, is incorrect and the correct text is 'the definition of the Working Capital Amount';

5. reference, in Section 14.2(c) of the SPA, to 'Section 14.1(a)' is incorrect and the correct reference is to 'Section 14.2(a)';

6. reference, in Section 14.2(c) of the SPA, to 'Section 14.1(b)' is incorrect and the correct reference is to 'Section 14.2(b)';

7. reference, in Section 17.2(a) of the SPA, to 'Section 17.2(e)(ii)(A)' is incorrect and the correct reference is to 'Sections 2.7(d) and 17.2(e)(ii)(A) and (B)';

8. text in reference to the between included in the list of SGM

[REDACTED CONTRACT DETAILS]

Group Material Contracts of Rockmining Group Company Limited on the second page of Schedule D of the SPA, is incorrect and the correct text is [REDACTED: DATE]

9. text '79%', in reference to Sino Gold Tenya (HK) Limited in the SGM Group Cash Amount sample determination in Schedule L of the SPA, is incorrect and the correct text is '78.95%'; and

10. The text '100%', in reference to Baishan Xiaoshiren Mining Ltd. in the SGM Group Cash Amount sample determination in Schedule L of the SPA, is incorrect and the correct text is '95%'.

Please provide reciprocal confirmation and acknowledgement, by the Purchaser and the Guarantor, of the above by the Purchaser and the Guarantor signing below and returning same to Sino Gold and ELD.

Yours truly,

ELDORADO GOLD CORPORATION

Per: "PAUL N. WRIGHT"

SINO GOLD MINING PTY LIMITED

Per: "DAWN L. MOSS"

Confirmed and Acknowledged by the Purchaser and the Guarantor.

"HAIFEI YANG"

Per: **SHANGHAI SHENGWEI MINING INVESTMENT CO., LTD.**

"HAIFEI YANG"

Per: **YINTAI RESOURCES CO., LTD.**